Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024

Suzano S.A.

i

Suzano S.A.
Consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	12/31/2024	12/31/2023
ASSETS
CURRENT
Cash and cash equivalents	5	9,018,818	8,345,871
Marketable securities	6	12,971,547	12,823,886
Trade accounts receivable	7	9,132,860	6,848,454
Inventories	8	7,962,324	5,946,948
Recoverable taxes	9	1,109,619	888,539
Derivative financial instruments	4.5	1,006,427	2,676,526
Advances to suppliers	10	92,133	113,743
Other assets		889,232	925,105
Total current assets		42,182,960	38,569,072

NON-CURRENT
Marketable securities	6	391,964	443,400
Recoverable taxes	9	1,179,125	1,373,647
Deferred taxes	12	7,984,015	545,213
Derivative financial instruments	4.5	2,880,673	1,753,928
Advances to suppliers	10	2,503,537	2,242,229
Judicial deposits		487,993	361,693
Other assets		156,880	182,463

Biological assets	13	22,283,001	18,278,582
Investments	14	1,816,923	608,013
Property, plant and equipment	15	64,986,040	59,289,069
Right of use	19.1	5,180,691	5,196,631
Intangible	16	13,902,303	14,749,085
Total non-current assets		123,753,145	105,023,953
TOTAL ASSETS		165,936,105	143,593,025

The accompanying notes are an integral part of these consolidated financial statements.

1

Suzano S.A.
Consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	12/31/2024	12/31/2023
LIABILITIES
CURRENT
Trade accounts payable	17	6,033,285	5,572,219
Loans, financing and debentures	18	10,501,387	4,758,247
Lease liabilities	19	872,228	753,399
Derivative financial instruments	4.5	2,760,273	578,763
Taxes payable		363,715	443,454
Payroll and charges		1,232,971	766,905
Liabilities for assets acquisitions and subsidiaries	23	21,166	93,405
Dividends and interest on own capital payable		2,200,917	1,316,528
Advances from customers		145,200	172,437
Other liabilities		346,796	339,683
Total current liabilities		24,477,938	14,795,040

NON-CURRENT
Loans, financing and debentures	18	90,934,144	72,414,445
Lease liabilities	19	6,100,687	5,490,383
Derivative financial instruments	4.5	7,694,547	1,857,309
Liabilities for assets acquisitions and subsidiaries	23	99,324	93,782
Provision for judicial liabilities	20	2,926,750	2,860,409
Employee benefit plans	21	721,560	833,683
Deferred taxes	12	12,596	11,377
Share-based compensation plans	22	361,974	268,489
Advances from customers		74,715	74,715
Other liabilities		116,295	83,093
Total non-current liabilities		109,042,592	83,987,685
TOTAL LIABILITIES		133,520,530	98,782,725

SHAREHOLDERS’ EQUITY	24
Share capital		19,235,546	9,235,546
Capital reserves		60,226	26,744
Treasury shares		(1,339,197)	(1,484,014)
Profit reserves		12,978,898	35,376,198
Other reserves		1,348,796	1,538,296
Controlling shareholders'		32,284,269	44,692,770
Non-controlling interest		131,306	117,530
Total equity		32,415,575	44,810,300
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		165,936,105	143,593,025

The accompanying notes are an integral part of these consolidated financial statements.

2

Suzano S.A.
Consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	12/31/2024	12/31/2023	12/31/2022
NET SALES	27	47,403,282	39,755,575	49,830,946
Cost of sales	29	(27,401,527)	(25,076,675)	(24,821,288)
GROSS PROFIT		20,001,755	14,678,900	25,009,658

OPERATING INCOME (EXPENSES)
Selling	29	(2,938,547)	(2,596,377)	(2,483,194)
General and administrative	29	(2,619,844)	(1,923,228)	(1,709,767)
Income/(expense) from associates and joint ventures	14	(13,845)	(19,379)	284,368
Other operating (expenses) income, net	29	1,261,573	2,076,372	1,121,716
OPERATING PROFIT BEFORE NET FINANCIAL INCOME		15,691,092	12,216,288	22,222,781

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(5,541,903)	(4,659,162)	(4,590,370)
Financial income		1,737,434	1,825,649	967,010
Derivative financial instruments, net		(9,112,683)	5,526,714	6,761,567
Monetary and exchange variations, net		(15,884,993)	3,087,727	3,294,593
NET INCOME (LOSS) BEFORE TAXES		(13,111,053)	17,997,216	28,655,581

Income and social contribution taxes
Current	12	(1,365,599)	(395,392)	(510,896)
Deferred	12	7,431,946	(3,495,443)	(4,749,798)
NET INCOME (LOSS) FOR THE YEAR		(7,044,706)	14,106,381	23,394,887

Attributable to
Controlling shareholders’		(7,074,198)	14,084,848	23,381,617
Non-controlling interest		29,492	21,533	13,270

Earnings (loss) per share
Basic	25.1	(5.59313)	10.85794	17.57724
Diluted	25.2	(5.59313)	10.85387	17.57305

The accompanying notes are an integral part of these consolidated financial statements.

3

Suzano S.A.
Consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	12/31/2024	12/31/2023	12/31/2022
Net income (loss) for the year	(7,044,706)	14,106,381	23,394,887
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income (1)	(362,797)	(1,311)	(3,441)
Tax effect on the fair value of investments	(1,434)	446	1,170

Actuarial gain (loss) on post-employment plans of subsidiaries	5,430	(480)	(9,499)
Tax effect of the actuarial (gain) loss	(1,846)	163	3,260

Actuarial gain (loss) on post-employment plans of parent company	132,344	(128,047)	(3,182)
Tax effect of the actuarial (gain) loss	(44,997)	43,536	1,082
Items with no subsequent effect on income (loss)	(273,300)	(85,693)	(10,610)

Exchange rate variations on conversion of financial information of the subsidiaries abroad	163,185	4,707	(16,035)
Realization of exchange variation on investments abroad		471	(235,737)
Items with subsequent effect on income (loss)	163,185	5,178	(251,772)
Total comprehensive income (loss)	(7,154,821)	14,025,866	23,132,505

Attributable to
Controlling shareholders’	(7,184,313)	14,004,333	23,119,235
Non-controlling interest	29,492	21,533	13,270
(1) Includes the acquisition of the equity interest in Lenzing Aktiengesellschaft (note 1.2.5).

The accompanying notes are an integral part of these consolidated financial statements.

4

Suzano S.A.
Consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves		Profit reserves
	Share Capital	Share issuance costs	Stock options granted	Treasury shares	Tax incentives	Legal Reserve	Capital increase reserve	Special statutory reserve	Investment reserve	Dividends proposed	Other reserves	Retained earnings (losses)	Total	Non-controlling interest	Total equity
Balances at December 31, 2021	9,269,281	(33,735)	15,455	(218,265)	812,909	235,019	2,513,663	279,344		86,889	2,114,907		15,075,467	99,663	15,175,130
Total comprehensive income
Net income for the year												23,381,617	23,381,617	13,270	23,394,887
Other comprehensive income (loss) for the year											(262,382)		(262,382)		(262,382)
Transactions with shareholders
Stock options granted (Note 23)			5,335										5,335		5,335
Shares granted (Note 23)			(2,365)	2,365
Share repurchase				(1,904,424)									(1,904,424)		(1,904,424)
Unclaimed dividends forfeited												2,308	2,308		2,308
Proposed additional dividend payment							(719,903)	(80,000)					(799,903)		(799,903)
Payment of supplementary dividends							(97)			(86,889)			(86,986)		(86,986)
Proposed minimum mandatory dividends												(2,256,367)	(2,256,367)		(2,256,367)
Additional proposed dividend												(93,633)	(93,633)		(93,633)
Fair value attributable to non-controlling interest														(7,600)	(7,600)
Internal changes in equity
Constitution of reserves					66,871	1,169,080	17,937,885	1,993,098				(21,166,934)
Reversal of the tax incentive reserve					(502)		502
Realization of deemed cost, net of taxes											(133,009)	133,009
Balances at December 31, 2022	9,269,281	(33,735)	18,425	(2,120,324)	879,278	1,404,099	19,732,050	2,192,442			1,719,516		33,061,032	105,333	33,166,365
Total comprehensive income
Net income for the year												14,084,848	14,084,848	21,533	14,106,381
Other comprehensive income (loss) for the year											(80,515)		(80,515)		(80,515)
Transactions with shareholders
Stock options granted (Note 22)			8,319										8,319		8,319
Shares vested (Note 20.1.2 e 21)
Share repurchase (Note 24.5)				(880,914)									(880,914)		(880,914)
Unclaimed dividends forfeited (Note 24.5)				1,517,224				(1,517,224)
Interest on own capital												(1,500,000)	(1,500,000)		(1,500,000)
Fair value attributable to non-controlling interest														(9,336)	(9,336)
Internal changes in equity
Constitution of reserves (Note (24.6)					118,959	443,010	10,911,226	1,212,358				(12,685,553)
Constitution of investment reserve (Note 24.3)							(14,972,324)		14,972,324
Realization of deemed cost, net of taxes											(100,705)	100,705
Balances at December 31, 2023	9,269,281	(33,735)	26,744	(1,484,014)	998,237	1,847,109	15,670,952	1,887,576	14,972,324		1,538,296		44,692,770	117,530	44,810,300
Total comprehensive income
Net income (loss) for the year												(7,074,198)	(7,074,198)	29,492	(7,044,706)
Other comprehensive loss for the year											(110,115)		(110,115)		(110,115)
Transactions with shareholders
Stock options granted (Note 22.2)			81,276										81,276		81,276
Stock options exercised (Notes 22.2 e 24.5)			(47,794)	47,794
Shares repurchased (Note 24.5)				(2,806,764)									(2,806,764)		(2,806,764)
Unclaimed dividends forfeited												1,300	1,300		1,300
Treasury shares canceled (Note 24.2)				2,903,787			(2,863,320)	(40,467)
Interest on own capital (Note 1.2.8)									(2,500,000)				(2,500,000)		(2,500,000)
Non-controlling interest from business combinations														(15,716)	(15,716)
Loss absorption (Note 24.3)									(7,315,184)			7,315,184
Internal changes in equity
Capital increase reserve (Note 1.2.4)	10,000,000						(10,000,000)
Constitution of reserves (Note 24.3.2)					321,671							(321,671)
Realization of deemed cost, net of taxes											(79,385)	79,385
Balances at December 31, 2024	19,269,281	(33,735)	60,226	(1,339,197)	1,319,908	1,847,109	2,807,632	1,847,109	5,157,140		1,348,796		32,284,269	131,306	32,415,575

The accompanying notes are an integral part of these consolidated financial statements.

5

Suzano S.A.
Consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOW

	12/31/2024	12/31/2023	12/31/2022
OPERATING ACTIVITIES
Net income (loss) for the year	(7,044,706)	14,106,381	23,394,887
Adjustment to
Depreciation, depletion and amortization	8,874,931	6,999,839	7,206,125
Depreciation of right of use (Note 19.1)	349,064	321,271	231,966
Sublease of ships			(11,314)
Interest expense on lease liabilities (Note 19.2)	451,148	441,596	433,613
Result from sale and disposal of property, plant and equipment, intangible and biological assets, net (Note 29)	163,033	331,285	509
Income (expense) from associates and joint ventures (Note 14)	13,845	19,379	(284,368)
Exchange rate and monetary variations, net (Note 26)	15,884,993	(3,087,727)	(3,294,593)
Interest expenses on financing, loans and debentures (Note 26)	5,413,707	4,797,094	4,007,737
Capitalized loan costs (Note 26)	(959,968)	(1,160,364)	(359,407)
Accrual of interest on marketable securities	(1,254,424)	(1,352,522)	(707,211)
Amortization of transaction costs, premium and discounts (Note 26)	80,099	67,353	69,881
Derivative gains (loss), net (Note 26)	9,112,683	(5,526,714)	(6,761,567)
Fair value adjustment of biological assets (Note 13)	(1,431,530)	(1,989,831)	(1,199,759)
Deferred income tax and social contribution (Note 12.2)	(7,431,946)	3,495,443	4,749,798
Interest on actuarial liabilities and cost of current service (Note 21.2)	75,850	69,231	59,258
Provision for judicial liabilities, net (Note 20.1)	138,318	139,934	88,198
Provision for doubtful accounts, net (Note 7.3)	2,585	35,202	1,652
Provision for inventory losses, net (Note 8.1)	77,353	31,419	56,060
Provision for loss of ICMS credits, net (Note 9.1)	130,727	348,628	58,003
Other	69,535	66,938	4,118
Decrease (increase) in assets
Trade accounts receivable	(808,785)	2,155,448	(3,267,356)
Inventories	(863,648)	(48,673)	(967,995)
Recoverable taxes	(95,411)	(666,681)	(381,408)
Other assets	6,185	328,800	(95,382)
Increase (decrease) in liabilities
Trade accounts payable	2,164,832	463,003	1,533,118
Taxes payable	296,169	329,556	422,591
Payroll and charges	364,817	73,096	83,742
Other liabilities	(27,706)	(277,538)	(9,007)
Cash generated from operations	23,751,750	20,510,846	25,061,889
Payment of interest on financing, loans and debentures (Note 18.3)	(5,241,389)	(4,728,998)	(4,019,072)
Capitalized loan costs paid	959,968	1,160,364	359,407
Interest received on marketable securities	1,500,437	681,268	544,849
Payment of income taxes	(366,339)	(308,002)	(306,453)
Cash provided by operating activities	20,604,427	17,315,478	21,640,620

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(9,190,589)	(11,674,183)	(9,791,238)
Additions to intangible (Note 16)	(162,042)	(104,931)	(90,499)
Additions to biological assets (Note 13)	(7,180,450)	(5,777,952)	(4,957,380)
Proceeds from sales of property, plant and equipment and biological assets	167,983	183,576	251,183
Capital increase in affiliates (Note 14.3)	(41,281)	(48,462)	(67,020)
Marketable securities, net	205,954	(5,296,370)	67,426
Advances for acquisition of wood from operations with development and partnerships	(294,952)	(690,908)	(355,362)
Dividends received		44,789	6,604
Asset acquisition (Notes 1.2.6 and 1.2.7)	(2,595,974)	(1,615,140)	(2,090,062)
Acquisition of subsidiaries		(1,060,718)
Acquisition of other investments	(1,440,503)
Net cash from acquisition of subsidiaries (note 1.2.6)	19,113	5,002	10,590
Cash used in investing activities	(20,512,741)	(26,035,297)	(17,015,758)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.3)	15,692,905	10,944,794	1,335,715
Proceeds (payments) from derivative transactions (Note 4.5.4)	(550,581)	3,559,286	282,225
Payment of loans, financing and debentures (Note 18.3)	(9,410,807)	(4,296,447)	(2,517,934)
Payment of leases (Note 19.2)	(1,325,398)	(1,218,399)	(1,044,119)
Payment of interest on own capital and dividends	(1,624,653)	(192,532)	(4,150,782)
Liabilities for assets acquisitions and subsidiaries	(58,467)	(116,924)	(107,888)
Shares repurchased (Note 24.5)	(2,806,764)	(880,914)	(1,904,424)
Cash provided (used) by financing activities	(83,765)	7,798,864	(8,107,207)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	665,026	(239,125)	(602,480)

Increase (Decrease) in cash and cash equivalents, net	672,947	(1,160,080)	(4,084,825)
At the beginning of the year	8,345,871	9,505,951	13,590,776
At the end of the year	9,018,818	8,345,871	9,505,951
Increase (Decrease) in cash and cash equivalents, net	672,947	(1,160,080)	(4,084,825)
The accompanying notes are an integral part of these consolidated financial statements.

6

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

.
1 COMPANY’S OPERATIONS
Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Avenida Professor Magalhães Neto, No. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.
Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.
The Company has 16 industrial units, 14 located in Brazil in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State), Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Mogi das Cruzes and two units in Suzano (São Paulo State) and Três Lagoas and Ribas do Rio Pardo (Mato Grosso do Sul State) and two units in United States located in the cities of Pine Bluff (Arkansas) and Waynesville (North Carolina). Additionally, it has seven technology centers, four located in Brazil, one in Canada, one in China and one in Israel, 28 distribution centers and four ports, all located in Brazil.
These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.
Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned subsidiaries and/or its sales offices in Argentina, Austria, China, Ecuador, United States of America and Singapore.
The Company's operations also include the commercial management of eucalyptus forest for its own use, operation of port terminals, and holding of interests, as a partner or shareholder, in other companies or enterprises, and commercialization of electricity generated from its pulp production process.
The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 49.25% of the common shares of its share capital.
These financial statements were authorized by the Board of Directors on February 12, 2025.

7

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

1.1 Equity interests
The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	12/31/2024	12/31/2023
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Overseas Finance Ltd. (Direct) (1)	Financial fundraising	Cayman Island		100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltd. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Stenfar S.A. Indl. Coml. Imp. Y. Exp. (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct)	Business office	Ecuador	100.00%	100.00%
Suzano Finland Oy (Direct)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	100.00%	100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Holding B.V. (Direct)	Holding	Netherlands	100.00%	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Packaging LLC (Indirect) (3)	Production of coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock	United States of America	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Netherlands B.V. (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltd. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltd. (Direct)	Financial fundraising	China	100.00%	100.00%
Suzano Singapura Pte. Ltd (Direct)	Business office	Singapore	100.00%	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

8

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

			% equity interest
Entity/Type of investment	Main activity	Country	12/31/2024	12/31/2023

Equity
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct)	Restoration, conservation and preservation of forests	Brazil	16.66%	16.66%
Ensyn Corporation (Direct) (7)	Biofuel research and development	United States of America	24.80%	25.53%
F&E Technologies LLC (Direct/Indirect)	Biofuel production, except alcohol	United States of America	50.00%	50.00%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Simplifyber, Inc (Indirect) (6)	Production of consumer goods through the transformation of cellulose-based liquids	United States of America	13.91%
Spinnova Plc (Direct) (“Spinnova”)	Research of sustainable raw materials for the textile industry	Finland	18.77%	18.78%
Woodspin Oy (Direct/Indirect) (“Woodspin”)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	50.00%	50.00%

Fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A. (Indirect) (4)	Software solutions based on artificial intelligence and computer vision for agribusiness	Brazil	5.82%
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%
Lenzing Aktiengesellschaft (Indirect) (5)	Production of wood-based cellulose fibers	Austria	15.00%
Nfinite Nanotechnology Inc. (Indirect) (2)	Research and development of smart nanocoatings	Canada	5.00%
(1)On March 27, 2024, the entity was liquidated.
(2)On March 8, 2024, Suzano Ventures LLC acquired an equity interest in the legal entity Nfinite Nanotechnology Inc., which is an associate of Suzano S.A.
(3)On July 9, 2024, establishment of legal entity with is a subsidiary of Suzano S.A
(4)On July 19, 2024, Suzano Ventures LLC acquired an equity interest in the legal entity Bem Agro Integração e Desenvolvimento S.A., which is an associate of Suzano S.A.
(5)On August 30, 2024, Suzano International Trade GmbH acquired an equity interest in the legal entity Lenzing Aktiengesellschaft (note 1.2.5), which is an associate of Suzano S.A.
(6)On December 13, 2024, Suzano Ventures LLC acquired an equity interest in the legal entity Simplifyber, Inc., which is an associate of Suzano S.A.
(7)On July 30, August 30 and December 31, 2024, there was a change in the percentage of participation due to the dilution of shares.

1.2 Major events in the year
1.2.1 Effects of the war between Russia and Ukraine, and Middle East conflict
The Company has continuously monitored the impacts of the current war between Russia and Ukraine, and the Middle East conflict, both direct and indirect, on society, the economy and markets (global and domestic), with the objective of evaluating possible impacts and risks for the business.
The Company's assessment has covered five main areas:
(i)Personnel: Suzano has local employees and facilities in the city of Rehovot in Israel, through its subsidiary, FuturaGene Israel Ltd. The Company continuously monitors the situation.

In the context of the conflict between Russia and Ukraine, Suzano does not have employees or facilities of any kind in locations related to the conflict.
(ii)Supply Chain: the Company did not identify any short-term or long-term risk of possible interruptions or shortages of materials for its industrial and forestry activities. So far, the only effects observed have been greater volatility in commodities and energy prices.
(iii)Logistics: internationally, there was no relevant change in the Company’s logistical operations, with all the routes used remaining substantially unchanged and the moorings in the planned locations being maintained. At the domestic level, no changes in logistical flows were identified.
(iv)Commercial: to date, the Company has continued with its transactions as planned, maintaining service to its customers in all its sectors of activity. Sales to a few customers located in Russia were suspended, without any significant financial impact.

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

(v)Continuity of operations: The conflict in Israel may result in disruptions to biotechnology research and development operations at FuturaGene Israel Ltd.
As a result of the current scenario, the Company has taken steps to expand its monitoring of the situation, together with its main stakeholders, in order to ensure any updates and information flows required for its global decision-making are available in a timely manner.
1.2.2 Cerrado Project
On July 21, 2024, the Cerrado Project started its operation. The plant has a nominal capacity of 2,550,000 tons of eucalyptus pulp production per year. The total investment is R$22,200,000, with substantial payments during the years of 2021 to 2025.
1.2.3 Cancellation of shares and new share buyback program
On January 26, 2024, the Board of Directors approved the cancellation of 20,000,000 common shares, with an average cost of R$42.69 per share, in the amount of R$853,725, which were held in treasury, without changing the share capital and against the balances of retained earnings reserves available.
Additionally, on August 9, 2024, the Board of Directors approved the cancellation of an additional 40,000,000 common shares, with an average cost of R$51.25 per share, valued at R$2,050,062, which were held in treasury, without changing the share capital and against the balances of available profit reserves.
After the cancellation of the shares and the events listed in the note 1.2.4, the share capital of R$19,269,281 is divided into 1,264,117,615 common shares, all nominative, book-entry and with no par value.
On the same date, the Company approved a new share buyback program, in which it may acquire up to a maximum of 40,000,000 common shares of its own issue with a maximum period of 18 months, which will end on February 9, 2026.
1.2.4 Share capital increase
On April 25, 2024, the Board of Directors approved the increase in the Company's share capital, in the amount of R$10,000,000, without the issuance of new shares, pursuant to article 169, paragraph 1, of the Brazilian Corporation Law, to be paid in through the capitalization of the balance of the Capital Increase Reserve, pursuant to Article 199 of the Brazilian Corporation Law.
1.2.5 Acquisition of equity interest in a specialty fibers business
On August 30, 2024, the Company acquired from B & C Alpha Zweite Holding GmbH & Co KG (“B&C”) 5,792,727 shares which represents 15% of the issued share capital of Lenzing Aktiengesellschaft (“Lenzing”), the “Lenzing Transaction”. The Lenzing Transaction was completed after all precedent conditions were fulfilled. The fair value of the cash consideration transferred was EUR 229,971 (equivalent to R$1,436,814), at a price of EUR 39.70 per share.
The main terms and conditions of the Lenzing Transaction are:
(i) the right of Suzano to hold two out of ten seats on Lenzing’s Supervisory Board; and
(ii) Suzano has a right to alter the controlling position by acquiring an additional 15% of the shares held by B&C as part of a mandatory takeover offer to be made by Suzano for all shares of Lenzing under Austrian Takeover Law at a price to be set in accordance with the requirements of the Austrian Takeover Law. Such right can be exercised by Suzano as from the day after the first anniversary of closing until the end of 2028;

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

Management assessed the Lenzing Transaction in accordance with CPC 18 (R3)/ IAS 28 and even though Suzano has two seats on Lenzing’s Supervisory Board, it was concluded that Suzano does not have significant influence over Lenzing since it has no power to participate in decision making, policy making and decisions about dividends or other distributions. Therefore, the investment was recorded at fair value through other comprehensive income (FVOCI), in accordance with CPC 48/IFRS 9 Financial Instruments.
1.2.6 Share purchase agreement - Timber
On July 31, 2024, the Company concluded the transaction to purchase 100% of the share capital of the Timber VII SPE S.A. and Timber XX SPE S.A. (the "Timber Transaction"), after completion of all precedent conditions . The fair value of consideration transferred in cash was R$2,143,821.
Considering the characteristics of the assets (substantially land and biological assets), the Company elected to apply the optional concentration test to identify a concentration of fair value under paragraph B7A of IFRS 3 and therefore the Timber Transaction was accounted for as an asset acquisition.
The impact of this acquisition is reflected in the line-item asset acquisition, net of cash, in the consolidated statement of cash flow. The cash of these companies was R$19,113.
On September 30, 2024, these companies were merged to the Company. The merger did not result in a capital increase, given that the Company already held, directly or indirectly, 100% of the share capital of these companies.
1.2.7 Acquisition of Pactiv Evergreen Inc. assets
On October 1, 2024, the Company, through its indirect subsidiary Suzano Packaging LLC, acquired the inventories and property, plant and e equipment comprising the integrated coated and uncoated paperboard manufacturing plants, used for the production of Liquid Packaging Board and Cupstock, located in the cities of Pine Bluff – Arkansas and Waynesville – North Carolina, both in the United States of America, previously owned by Pactiv Evergreen Inc. ("Pactiv Transaction"). The "Pactiv Transaction" was finalized after the fulfillment of all precedent conditions.
The fair value of the consideration transferred in cash was US$82.932 (equivalent to R$452,153), based on the composition of the assets received.
Considering the characteristics of the assets (substantially inventory), the Company elected to apply the optional concentration test to identify a concentration of fair value under paragraph B7A of IFRS 3 and therefore the Pactiv Transaction was accounted for as an asset acquisition.
The accounting effects of the transaction were reflected under the inventories line in the consolidated balance sheet.
1.2.8 Interest on own capital
On December 4, 2024, the Board of Directors approved the distribution of interest on equity by the Company, in the total gross amount of R$2,500,000, at the rate of BRL 2,017362506 per share, considering the number of “ex-treasury” shares on this date, as remuneration based on the profit shown in the Company's quarterly balance sheet dated September 30, 2024.
Interest on equity is subject to 15% withholding tax, except for shareholders who are demonstrably immune or exempt, in accordance with current legislation. This tax, amounting to R$306,327, was withheld and paid in December 2024.

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

1.2.9 Tax reform consumption
On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, establishing the Tax Reform (“Reform”) on consumption. The Reform model is based on a split VAT (“dual VAT”) with two jurisdictions: a federal one (Contribution on Goods and Services - CBS), which will replace PIS and COFINS, and a subnational one (Tax on Goods and Services - IBS), which will replace ICMS and ISS.
A Selective Tax (“IS”) was also created – under federal jurisdiction, which will apply to the production, extraction, commercialization, or importation of goods and services harmful to health and the environment, as defined by a supplementary law.
In January 2025, Supplementary Law Bill (“PLP”) 68/24 was sanctioned and converted into Supplementary Law 214/25, which regulated part of the Tax Reform.
Although the regulation and establishment of the IBS Management Committee were initially addressed in PLP No. 108/2024, the second regulatory bill of the Reform, which is yet to be reviewed by the Federal Senate, part of the provisions has already been incorporated into PLP No. 68/2024, approved as mentioned above. Among other provisions, it determined the establishment of the Committee by December 31, 2025, which will be responsible for administering the said tax.
There will be a transition period between the years 2026 and 2032, in which the two tax systems – old and new – will coexist. The impacts of the Reform on the calculation of the aforementioned taxes, starting from the beginning of the transition period, will only be fully understood once the pending issues are regulated by supplementary law. Consequently, there is no effect of the Reform on the financial statements as of December 31, 2024.
2 BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS
The Company’s consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and disclose all the applicable significant information related to the financial statements, which is consistent with the information used by Management in the performance of its duties.
The Company's consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”) and disclosures of amounts in other currencies, when applicable, were also expressed in thousands, unless otherwise stated.
The preparation of consolidated financial statements requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods. The accounting practices requiring a higher level of judgment, and those which are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in Note 3.2.34.
The consolidated financial statements were prepared on a historical costs basis, considering the historical cost as a value basis and adjusted to reflect the attributed cost of land and buildings on the date of transition to IFRS Accounting Standards, except for the following material items recognized:
(i)Derivative and non-derivative financial instruments measured at fair value;
(ii)Share-based payments and employee benefits measured at fair value; and
(iii)Biological assets measured at fair value;

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

The material accounting policies applied to the preparation of these consolidated financial statements are presented in Note 3.
The consolidated financial statements were prepared under the going concern assumption.
3 SUMMARY OF MATERIAL ACCOUNTING POLICIES
The consolidated financial statements were prepared based on the information of Suzano and its subsidiaries on the same base date, except for subsidiaries Futuragene and Suzano Packaging and associates Biomas, Ensyn, Simplifyber and Spinnova, as well as in accordance with consistent accounting policies and practices.
The accounting policies have been consistently applied to all consolidated companies.
There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies presented in note 3.1, adopted as of January 1, 2024.
3.1 New accounting policies and changes in accounting policies adopted
The new standards and interpretations issued, until the issuance of the Company’s consolidated financial statements, are described below.
3.1.1 Amendments to IFRS 7 – Supplier financing agreements and IAS 7 Statement of cash flow
The changes now require the entity to disclose additional information about its supplier financing arrangements that allows users to assess the effects of these arrangements on the entity's liabilities and cash flows and on the entity's exposure to liquidity risk.
The disclosures required by the amendments, which would allow understanding of the effects of these agreements on liabilities, cash flows and liquidity include:
(a) the terms and conditions of the agreements;
(b) at the beginning and end of the reporting period: (i) the carrying values, and the associated items presented in the entity's balance sheet, of the financial liabilities that form part of a supplier financing agreement; (ii) the carrying amounts, and associated items, of the financial liabilities disclosed in accordance with item (i) for which suppliers have already received payment from financiers; and (iii) the range of due dates.
(c) the type and effect of non-cash changes in the carrying values of financial liabilities disclosed in accordance with paragraph (b)(i).
The Company assessed the content of this pronouncement and did not identify the need to disclose additional information, since (a) the terms and conditions of the agreements have not changed compared to the original conditions; (b) (i) the accounting amounts subject to advance payment are disclosed in Note 17; (ii) the decision to adhere to this transaction is exclusive to the suppliers, and the Company has no influence or management over the amounts received by suppliers from financial institutions; (iii) there was no change in due dates; and (c) there were no non-cash modifications to the supplier advance payment agreements.
3.1.2 Amendments to IFRS 16 – Lease liability in a sale and leaseback transaction
The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognising any amount of the gain or loss that relates to the right of use that it retains.
The Company assessed the content of this pronouncement and did not identify any impact.

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

3.1.3 Amendments to IAS 1: Classification of liabilities as current or non-current and non-current liabilities with covenants
The changes improve the information provided by the entity when its right to defer the settlement of a liability for at least twelve months is subject to compliance with covenants.
The classification of liabilities as current or non-current is based on compliance with covenants that are required on the reporting date or before that date, but never in relation to future events, in addition to requiring disclosure of information in the explanatory notes that allow Users of financial statements assess the risk that the liability may become due within twelve months, including the agreed conditions (for example, their nature and the date by which the entity must comply with them), whether the entity would have complied with the conditions based on its circumstances at the end of the reporting period and how the entity expects to comply with the conditions after the end of the reporting period.
The Company assessed the content of this pronouncement and did not identify any impact.
3.1.4 IFRIC agenda decision - disclosure of revenues and expenses for reportable segments (IFRS 8)
In July 2024, the IASB approved an IFRIC agenda decision in relation to segment reporting. The decision deals with how an entity applies the requirements in paragraph 23 of IFRS 8 to disclose for each reportable segment specified amounts related to segment profit or loss.
The Company assessed the content of this pronouncement and included the cost of the product sold in note 28.
3.2 Accounting policies adopted
3.2.1 Financial statements
3.2.1.1 Consolidated financial statements
They are prepared using information from Suzano and its subsidiaries on the same base date, except for the subsidiaries Futuragene and Suzano Packaging and the affiliates Biomas, Ensyn, Simplifyber, which have a lag of less than three months in relation to the base date of these financial statements, in accordance with the provisions of CPC 18/IAS 28 and do not have a material effect on the consolidated result and, if any significant event occurred until December 31, 2024, the effect would be adjusted in the consolidated financial statements, as well as consistent accounting policies.
On December 31, 2024, Suzano had an investment in the associate Spinnova, in the amount of R$95,254, representing 18.77% of the equity of this associate. Up to the date of this report, the latest financial statements published for this investment were more than three months out of date. In these circumstances, the investment is measured based on the latest information available, with the necessary adjustments being made as a result of the effects of significant transactions and events, which have no material effect on the consolidated result.
The Company consolidates all subsidiaries over which it has direct or indirect control, i.e. when it is exposed to or has the right to variable returns on its investment with the investee and has the ability to direct the relevant activities of the investee.
In addition, all transactions and balances between Suzano and its subsidiaries, associates and joint operations were eliminated in consolidation, as well as the unrealized profits or losses arising from these transactions, net of tax effects, investments and the respective equity results.
The participation of non-controlling shareholders is highlighted.

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

3.2.2 Subsidiaries
These include all entities for which the Company has the power to govern the financial and operating policies, generally through a majority of voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns on its investment in the investee, and has the ability to affect those returns through its power over the entity.
Subsidiaries are consolidated from the date on which control is obtained and consolidated from the date on which control ceases.
3.2.3 Joint operations
These include all entities for which the Company maintains contractually established control over its economic activity, and exists only when the strategic, financial and operational decisions regarding the activity requiring the unanimous consent of the parties sharing control.
In the consolidated financial statements, the balance of assets, liabilities, revenue and expenses are recognized proportionally to the interest in joint operations.
3.2.4 Associated and joint ventures
These include all entities initially recognized at cost and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date.
In the investments in associates, the Company must have significant influence, which means the power to participate in the financial and operating policy decisions of the investee, without having control or joint control over those policies. In investments in joint ventures, there is a contractually agreed sharing of control through an arrangement, which exists only when decisions about the relevant activities requiring the unanimous consent of the parties sharing control.
3.2.5 Translation of financial statements into the functional and presentation currency
The Company has defined that, for all its wholly owned subsidiaries, the functional and presentation currency is the Brazilian Real, except for subsidiary Suzano Packaging, whose functional currency is the US Dollar, and for investments in associates abroad related to Ensyn Corporation, F&E Technologies LLC and Simplifyber, whose functional currency is the US Dollar, Spinnova and Woodspin, whose functional currency is the Euro. The accumulated gains or losses of which affect the conversion of the financial statements, which are recorded in other comprehensive income, in equity.
The individual financial information of each of the subsidiaries, included in the consolidated financial statement, are prepared in the local currency in which the subsidiary operates and are translated into the Company’s functional and presentation currency.
3.2.5.1 Transactions and balances in foreign currency
These are translated using the following criteria:
i.Monetary assets and liabilities are translated at the exchange rate in effect at year-end;
ii.Non-monetary assets and liabilities are translated at the historical rate of the transaction;
iii.Revenue and expenses are translated based on monthly average rate; and
iv.The cumulative effects of gains or losses upon translation are recognized in the other comprehensive income.

15

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

The cumulative translation adjustment (“CTA”) arising from the translation of a foreign operation previously recognized in other comprehensive income are reclassified from equity to profit or loss at the disposal of the operations. The total or partial disposal of interest in wholly-owned subsidiaries occurs through sale or dissolution, of all or part of operation.
3.2.6 Hyperinflationary economies
Entities based in Argentina, a country considered to have a hyperinflationary economy, are subject to the requirements of IAS 29 - Financial Reporting in Hyperinflationary Economies. Non-monetary items, as well as income and expenses, are adjusted by the changes in the inflation index between the initial recognition and the closing date, so the balances are stated at their current value.
However, the Company's wholly-owned subsidiary, based in Argentina, has the Real as its functional currency, and therefore is not considered an entity with a hyperinflationary currency, and does not present its individual financial statements in accordance with IAS 29 - Financial Reporting in Hyperinflationary Economies. The financial statements are presented at historical cost.
3.2.7 Business combinations
These are accounted for using the acquisition method when control is transferred to the acquirer. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair value at the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The costs directly attributable to the acquisition are recorded as expenses when they are incurred, except for costs related to the issuance of debt instruments or equity instruments, which are presented as reductions in debt or equity, respectively.
In a business combination, assets acquired and liabilities assumed are evaluated in order to classify and allocate them, assessing the terms of the agreement, the economic circumstances and other conditions at the acquisition date.
Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired. After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For the purpose of impairment testing, the goodwill recognized in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units.
Gains on an advantageous purchase are recognized immediately in the result. The borrowing costs are recorded in the income statement as they are incurred.
Contingent liabilities related to tax, civil and labor, classified in the acquired company as possible and remote risks, are recognized by the acquirer at their fair values.
Transactions involving the acquisition of shares with shared control over the net assets traded are evaluated in accordance with the complementary guidance to IFRS 3 - Business Combinations, IFRS 11 and IAS 28 - Investments in Associates and Joint Ventures to evaluate initial recognition criteria. For the investments defined based on the equity method, investments are initially recognized at cost. The carrying amount of the investment is adjusted for the recognition of changes in the Company's share of the acquirer's Shareholders' equity as at the acquisition date. Goodwill is measured and segregated from the carrying amount of the investment. Other intangible assets identified in the transaction shall be allocated in proportion to the interest acquired by the Company, based on the difference between the carrying amounts recorded in the acquired entity and its fair value assets, which may be amortized.

16

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

3.2.8 Segment information
An operating segment is a component of the Company that carries out business activities from which it can obtain revenue and incur expenses. The operating segments reflect how the Company’s management reviews the financial information used to make decisions. The Company’s management has identified two reportable segments, which meet the quantitative and qualitative disclosure requirements, in accordance with the current management model (note 28).
3.2.9 Cash and cash equivalents
Include cash on hand, bank deposits and highly liquid short-term investments with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to an insignificant risk of changes in value.
3.2.10 Financial instruments
3.2.10.1 Classification
Financial instruments are classified based on the purpose for which the financial instruments were acquired, as set forth below:
(i)Amortized cost;
i.Fair value through other comprehensive income; and
i.Fair value through profit or loss.
Regular purchases and sales of financial assets are recognized on the trade date, meaning the date on which the Company commits to purchase or sell the asset. Financial instruments are derecognized when the rights to receive cash flow from the investments have expired or have been transferred, substantially, all of the risks and rewards of ownership.
3.2.10.1.1 Financial instruments measured at amortized cost
Financial instruments held by the Company: (i) in order to receive their contractual cash flow and not to sell to realize a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flow that exclusively represents payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expenses) in the income statement.
It includes the balance of cash and cash equivalents, trade accounts receivable, dividends receivable and other assets, classified as financial assets and the balances of suppliers, loans, financing and debentures, lease payables, accounts payable for the acquisition of assets and subsidiaries, , dividends and interest on own capital payable and other liabilities, all of which are classified as financial liabilities.
3.2.10.1.2 Financial instruments at fair value through other comprehensive income
Financial instruments at fair value through other comprehensive income are financial assets held by the Company: (i) either to receive their contractual cash flow through sale with the realization of a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flows constituting, exclusively, repayments of principal and interest on the principal amount outstanding. In addition, this category includes investments in equity instruments where, upon initial recognition, the Company elected to present subsequent changes in its fair value within other comprehensive income. Any changes are recognized under net financial income (expenses) in the income statement, except for the fair value of investments in equity instruments, which are recognized in other comprehensive income.

17

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

Includes the balance presented in Note 14.1 as other investments evaluated at fair value through other comprehensive income.
3.2.10.1.3 Financial instruments at fair value through profit or loss
Financial instruments at fair value through profit or loss are either designated in this category or not classified in any of the other categories. Any changes are recognized within financial income (expenses) in the income statement for non-derivative financial instruments and for financial derivative instruments within income from derivative financial instruments.
This category includes the balance of marketable securities, classified as financial assets financial and derivative financial instruments, including embedded derivatives, stock options, classified as financial assets and liabilities.
3.2.10.2 Impairment of financial assets
3.2.10.2.1 Financial instruments measured at amortized cost
Annually, the Company assesses whether there is evidence that a financial asset is impaired. A financial is impaired only if there is evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event has an impact on the estimated future cash flow of the financial asset that can be estimated reliably.
The criteria the Company uses to determine whether there is evidence of an impairment loss includes:
i.Significant financial difficulty of the issuer or debtor;
ii.Defaults on or late payment of interest or principal under the agreement;
iii.Where the Company, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that a lender would not otherwise consider;
iv.It becomes probable that the borrower will enter bankruptcy or other financial reorganization;
v.The disappearance of an active market for that financial asset because of financial difficulties; and
vi.Observable data indicating a measurable decrease in the estimated future cash flow from a portfolio of financial assets after the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.
The amount of an impairment loss is measured at the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. If the financial asset is impaired, the carrying amount of the asset is reduced and a loss is recognized in the income statement.
If, in a subsequent remeasurement, if there is an improvement in the asset rating, such as an improvement in the debtor's credit rating, the reversal of the previously recognized impairment loss is recognized in the income statement.
3.2.10.2.2 Financial assets at fair value through other comprehensive income
The Company periodically evaluates, when measuring fair value, whether there is evidence that a financial asset is impaired.

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

For such financial assets, a significant or prolonged decrease in the fair value of the security below its cost is evidence that the assets are impaired. If any such evidence exists, an impairment loss measured at the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income, shall be recognized in the income statement.
3.2.11 Derivative financial instruments and hedging activities
Derivative financial instruments are recognized at fair value on the date on which the derivative agreement is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded within the results of derivative financial instruments in the income statement.
Embedded derivatives in non-derivative main contracts are required to be separated when their risks and characteristics are not closely related to those of the respective main contracts, and these are not measured at fair value through profit or loss.
Non-option embedded derivatives are separated from the respective main contracts in accordance with the stated or implied substantive terms, so they have a zero fair value upon initial recognition.
3.2.12 Trade accounts receivable
These are recorded at their invoiced amounts, in the normal course of the Company´s business, adjusted for exchange rate variations where denominated in foreign currency and, if applicable, net of expected credit losses.
The Company applies an aging-based provision matrix with appropriate groupings for its portfolio. When necessary, based on individual analyses, the provision for expected losses is supplemented.
The Company examines the maturity of receivables on a monthly basis and identifies those customers with overdue balances, assessing the specific situation of each client, including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation. In the event of default, collection attempts are made, which include direct contact with customers and collection efforts through third parties. Should these efforts prove unsuccessful, legal measures are considered, and expected credit losses are recognized. The notes are written off from the credit expected loss when Management considers that they are not recoverable after taking all appropriate measures to collect them.
3.2.13 Inventories
These are evaluated at the average acquisition or formation cost of the finished products, net of recoverable taxes, not exceeding their net realizable value.
Finished products and work-in-process consist of raw materials, direct labor, production costs, freight, storage and general production expenses, which are related to the processes required to make the products available for sale.
Imports in transit are presented at the cost incurred up to the balance sheet date.
Raw materials derived from biological assets are measured based on their fair value, less costs to sell at the point of harvest and freight costs.
Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production costs for the respective month, whereas unusual losses, if any, are recorded directly as part of cost of sales.

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

3.2.14 Non-current assets held for sale
These are measured at their carrying amount or fair value less costs to sell, whichever is lower, and are not depreciated or amortized. Such items are only classified in this account when the sale is highly probable and the assets are available for immediate sale in their current condition.
3.2.15 Biological assets
The biological assets for production (mature and immature forests) are reforested eucalyptus forests, with a formation cycle between planting and harvest from 6 to 7 years, measured at fair value. Depletion is measured based on the amount of biological assets depleted (harvested) and measured at fair value at the time of harvest.
For the determination of the fair value, the income approach technique was applied, using the discounted cash flow model, according to the projected productivity cycle for these assets. The assumptions used to measure the fair value are reviewed every six months, as the Company considers that this interval is sufficient to ensure no significant gaps in the fair value balance of biological assets booked. Significant assumptions are presented in Note 13.
The gain or loss on the assessment of fair value is recognized in operating income (expenses), net.
Biological assets in the process of formation under the age of 2 (two) years are recorded for at their formation cost. Areas of permanent environmental preservation are not recorded, because these are not characterized as biological assets, and are not included in the measurement at fair value.
3.2.16 Property, plant and equipment
Stated at their cost of acquisition, formation, construction or dismantling, net of recoverable taxes. This cost is deducted from the accumulated depreciation and accumulated impairment losses, when incurred, at the higher of the value in use or the proceeds from sale less cost to sell. The borrowing costs are capitalized as a component of construction in progress, at the weighted average rate of the Company’s debt at the capitalization date, adjusted for the equalization of exchange rate effects.
Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful lives, residual values and depreciation methods are reviewed annually, and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.
The Company performs an annual analysis of impairment indicators of property, plant and equipment. Impairment for losses on property, plant and equipment are only recognized if the related cash-generating unit is devalued, or if the asset’s recoverable amount is less than its carrying amount. The recoverable amount of the asset or cash-generating unit is the higher of its value in use, and its fair value less costs to sell.
The cost of major renovations is capitalized if the future economic benefits exceed the performance standards initially estimated for the asset and are then depreciated over the remaining useful life of the related asset.
Repairs and maintenance are expensed as incurred.
Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized as other operating income (expenses), net, at the disposal date.
3.2.17 Leases
A contract is, or contains, a lease if the right to control the use of an identified asset for a period of time is transferred in exchange for consideration, for which it is necessary to assess whether:

20

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

i.The contract involves the use of an identifiable asset, which may be explicit or implicit, and may be physically distinct or represent almost the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;
ii.The Company has the right to obtain substantially all the economic benefits from the use of the asset during the contract period; and
iii.The Company has the right to direct the use of the asset, meaning the Company has the right to decide to change how and for what purpose the asset is used, if:
•It has the right to operate the asset, or
•It designed the asset, in a way that predetermines how and for what purpose it will be used.
At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability that represents the obligation to make payments related to the asset underlying the lease.
The right-to-use asset is initially measured at cost, which includes the initial amount of the lease liability adjusted for any payments made up to the contract start date, plus any direct initial costs incurred, and estimated costs of disassembly, removal, or restoration of the asset in the place where it is located, less any incentives received.
The right-to-use asset is subsequently depreciated using the straight-line method from the start date to the end of the useful life of the right to use, or the end of the lease term, whichever is shorter. Except for land agreements that are automatically extended for the same period through a notification to the lessor, other agreements are not allowed automatic renewals for an indefinite period, since both parties have the right to terminate the agreements.
The lease liability is initially measured at the present value of the payments not made, less the incremental loan rate.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change:
i.In future payments resulting from a change in index or rate;
ii.In the estimate of the expected amount to be paid, at the guaranteed residual value; or
iii.In the assessment of whether the Company will exercise the purchase option, extension or termination.
When the lease liability is remeasured, the corresponding adjustment amount is recorded in the book value of the right-of-use asset, or in the statement of profit and loss, if the book value of the right-of-use asset has been reduced to zero.
The Company does not have lease agreements with clauses imposing:
i.Variable payments that are based on the performance of the leased assets;
ii.Guarantees of residual value; and
iii.Restrictions, such as, for example, an obligation to maintain financial ratios.
Short-term or low-value contracts which are exempt from these standards are contracts where the individual value of the assets is lower than US$5, and for which the maturity date is shorter than 12 months, are expensed as incurred.

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

3.2.18 Intangible assets
These are measured at cost at the time when they are initially recognized. The cost of intangible assets acquired during a business combination corresponds to the fair value at the acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable.
The useful life of intangible assets are assessed as finite or indefinite.
Intangible assets with a finite life are amortized over the economically useful lives and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for intangible assets with finite useful lives are reviewed at least at the end of each fiscal year. The amortization of intangible assets with finite useful lives is recognized in the statement of income as an expense related to its use, and in line with the economically useful life of the intangible asset.
Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment losses, individually or at the CGU level. The allocation is made to the CGU or group of CGUs that represents the lowest level within the entity for which goodwill is monitored for management's internal purposes, that has benefited from the business combination. The Company mainly records in this subgroup goodwill for expected future profitability (goodwill) and easement of passage.
This testing involved the adoption of assumptions and judgments, disclosed in Note 16.
3.2.19 Current and deferred income tax and social contribution and uncertainty over income tax treatments (IFRIC 23)
Income taxes include income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in equity. In this case, they are recognized in equity under other reserves.
The current charge is calculated based on the tax laws enacted in the countries in which the Company and its subsidiaries and affiliates operate and generate taxable income. Management periodically evaluates the positions assumed in the income tax returns with respect to situations in which the applicable tax regulations give rise to interpretations and establishes provisions, when appropriate, based on the amounts that must be paid to the tax authorities.
Deferred tax and contribution liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxes and contributions are determined based on the rates in force on the balance sheet date, and which must be applied when they are realized or settled.
Deferred tax assets and contributions are recognized to the extent that it is probable that future taxable profits will be available for use to offset temporary differences, based on the projections of future results prepared and based on internal assumptions and future economic scenarios that may, therefore, undergo changes.
The projection for the realization of deferred tax assets was prepared based on Management's estimates that are based on significant judgments and assumptions relating to net average pulp and paper prices, and the transfer prices with the subsidiaries based in Austria. However, there are other assumptions that are not under the control of the Company, such as inflation rates, exchange rates, pulp prices in the international market, and other economic uncertainties in Brazil, which mean that future results may differ from those considered in the preparation of the consolidated projection.

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

Deferred income tax and social contribution are recognized on temporary differences arising from investments in subsidiaries and associates, except when the timing of the reversal of temporary differences is controlled by the Company, and if it is probable that the temporary differences will not be reversed in the foreseeable future.
Deferred tax and contribution assets and liabilities are offset and presented at their net amounts in the balance sheet whenever they are related to the same legal entity and the same tax authority.
3.2.20 Trade accounts payable and supplier finance arrangement
Corresponds to the obligations payable for goods or services acquired in the normal course of the Company´s business, recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, adjusted to present value, plus exchange rate variations when denominated in foreign currency.
Supplier finance arrangements are made available for suppliers to anticipate receivables related to the Company's routine purchases. In this transaction, financial institutions pay suppliers who opted for early receipt in exchange for a discount and, when agreed upon between financial institutions and suppliers (the decision to adhere to this transaction is exclusive to the suppliers), the Company pays the financial institutions the total nominal amount of the original obligation on the original payment date. Therefore, these transactions do not change the amounts, nature and timing of the liabilities (including terms, prices and conditions previously agreed upon) and do not affect the Company with the financial charges charged by financial institutions. Additionally, payments made by the Company are directly related to supplier invoices and do not change cash flows. Accordingly, the Company continues to recognize suppliers who opted for drawdown risk in operating activities in the statements of cash flows.
3.2.21 Loans, financing and debentures
Loans and financing are initially recognized at fair value, net of costs incurred in the transaction, and are subsequently stated at amortized cost. Any difference between the amounts raised and settled is recognized in the statement of income during the period in which the loans and financing are outstanding, using the effective tax rate method.
General or specific borrowing costs, directly attributable to the acquisition, construction or production of a qualifying asset, are capitalized as a part of the cost of that asset when it is probable that they will provide future economic benefits for the entity, and that such cost can be measured with reliability. The Company does not have specific loans to obtain qualifying assets. Other loan costs are recognized as expenses in the period during which they are incurred.
3.2.22 Provisions, contingent assets and liabilities
Contingent assets are not recorded. Recognition is only performed when there are guarantees or favorable judicial decisions and the amounts of these can be measured reliably. Contingent assets for which such conditions are not met are only disclosed in the notes to the financial statements when their amounts are material.
Provisions are made to the extent that the Company expects that is probable that it will disburse cash, and the amount can be reliably estimated. Tax, civil, environmental and labor proceedings are accrued when losses are assessed as probable, and the amounts involved can be measured reliably, being recorded net of judicial deposits, under “provisions for judicial liabilities”. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Contingent liabilities assessed as representing remote losses are neither accrued nor disclosed.

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

Contingent liabilities arising from business combinations are recognized if they arise from a present obligation as a result of from past events, and if their fair values can be measured reliably, and are subsequently measured at the higher of:
i.The amount that would be recognized in accordance with the accounting policy for the provisions above that comply with IAS 37; or
ii.The amount initially recognized less, where appropriate, revenue recognized in accordance with the accounting treatment of revenue from customer contracts under IFRS 15.
Principal and penalties amounts related to Tax, civil, environmental and labor proceedings are under other operating income and expenses and the interest is recognized in the net financial result.
The realization of provisions for judicial liabilities and contingent liabilities arising from business combinations, with possible and remote probability of loss, are recognized under other operating income and expenses or cash depending on the court decision.
3.2.23 Asset retirement obligations
These primarily relate to future costs for the decommissioning of industrial landfill sites and related assets. A provision is recorded as a long-term obligation within property, plant and equipment. The provision and the corresponding property, plant and equipment are initially recorded at fair value, based on the present value of the estimated cash flow for future cash payments discounted at an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate, recognized under other liabilities. Property, plant and equipment are depreciated on a straight-line basis over the useful life of the principal, against cost of sales in the income statement.
3.2.24 Share based payments
The Company’s executives and managers receive their compensation partially through share-based payment plans to be settled in cash and shares, or alternatively in cash only.
Plan-related expenses are recognized in the income statement as a corresponding entry within financial liabilities during the vesting period when the services will be rendered. The financial liability is measured at its fair value on every balance sheet date, and its variations are recorded in the income statement as administrative expenses.
At the option exercise date, if such options are exercised by the executive in order to receive shares in the Company, financial liabilities are reclassified under stock options granted in shareholders’ equity. In the case of options exercised in cash, the Company settles the related financial liability in favor of the Company’s executives.
3.2.25 Employee benefits
The Company offers benefits through a supplementary contribution plan to all employees, as well as medical assistance and life insurance for a determined group of former employees, and for the latter two benefits an annual actuarial appraisal is prepared by an independent actuary, and are reviewed by Management. The respective impact is recognized in employee benefit plans.
Actuarial gains and losses are recognized in other reserves when incurred. The interest incurred, resulting from changes in the present value of the actuarial liability, is recorded in the income statement within financial expenses.

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Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

3.2.26 Other assets and liabilities, current and non-current
Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the entity, and its cost or value can be measured reliably.
A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability.
3.2.27 Government grants and assistance
Government grants and assistance are recognized at fair value when it is reasonably certain that the conditions established by the granting Governmental Authority were observed, and that these subsidies will be obtained. These are recorded as deductions expenses in the income statement for the period of enjoyment of the benefit, and subsequently allocated to the tax incentives reserve under shareholders’ equity, when applicable.
3.2.28 Dividends and interest on own capital
The distribution of dividends or interest on own capital is recognized as a liability, calculated based on the Corporate Law, the bylaws and the Company's Dividend Policy, which establishes that the minimum annual dividend is the lower of: (i) 25% of adjusted net income, or (ii) 10% the consolidated operating cash flow for the year, provided they are declared before the end of the year. Any portion in excess of the minimum mandatory dividends, if declared after the balance sheet date, must be recorded as part of the additional dividends proposed in shareholders' equity, until approved by the shareholders at a General Meeting. After approval, the reclassification to current liabilities is made.
The tax benefit of interest on own capital is recognized in the income statement under income tax.
3.2.29 Share capital
Common shares are classified in shareholders’ equity. Incremental costs directly attributable to a public offer are stated in shareholders’ equity as a deduction from the amount raised, net of taxes.
3.2.30 Revenue recognition
Revenue from contracts with customers is recognized at the time when control of the products is transferred to customers, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.
The Company follows the five-step model: (i) identification of contracts with customers; (ii) identification of performance obligations under the contracts; (iii) determining the transaction price; (iv) allocation of the transaction price to the performance obligations provided for in the contracts; and (v) recognition of revenue when the performance obligations have been met.
For the Pulp operating segment, revenue recognition occurs when control is transferred to the buyer who assumes the remaining benefits of the asset and is based on the parameters provided by: (i) International Commercial Terms (“Incoterms”), when destined for the foreign market; and (ii) lead times, when destined for the internal market.
For the operating segment Paper and Consumer Goods, revenue recognition occurs when control is transferred to the buyer who assumes the remaining benefits of the asset and is based on the parameters provided by: (i) the corresponding International Commercial Terms (“Incoterms”); and (ii) lead times, when destined for the external and internal markets.

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

Revenue is measured at the fair value of the consideration received or receivable, net of taxes, returns, rebates and discounts, and recognized in accordance with the accrual basis of accounting, when the amount can be reliably measured.
Accumulated experience is used to estimate and provide for rebates and discounts, using the expected value method, and revenue is only recognized to the extent that it is highly unlikely that a significant reversal will occur. A provision for reimbursement (included in trade accounts receivable) is recognized for expected rebates and discounts payable to customers in relation to sales made until the end of the reporting period. No significant element of financing is deemed to be present, as sales are made with short credit terms.
3.2.31 Financial income and expenses
Includes interest income on financial assets, at the effective interest rate, which includes the amortization of funding raising costs, gains and losses on derivative financial instruments, interest on loans and financing, exchange variations on loans and financing and other assets and financial liabilities and monetary variations on other assets and liabilities. Interest income and expenses are recognized in the statement of income using the effective interest method.
3.2.32 Earnings (losses) per share
Basic earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company to the weighted average number of ordinary shares during the year.
Diluted earnings per share are calculated by dividing the net profit attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year, plus the weighted average number of ordinary shares that would be issued when converting all potential dilutive ordinary shares into ordinary shares.
3.2.33 Employee and management profit sharing
Employees are entitled to profit sharing based on certain goals agreed annually. For the Administrators, the statutory provisions proposed by the Board of Directors and approved by the shareholders are used as a basis. Provisions for participation are recognized in the payroll and charges against to administrative expenses during the period in which the targets are attained.
3.2.34 Material accounting judgments, estimates and assumptions
As disclosed in Note 2, Management used judgments, estimates and accounting assumptions regarding the future, uncertainty in which may lead to results that require significant adjustments to the book values of certain assets, liabilities, income and expenses in future years, are presented below:
•Control, significant influence and consolidation (Note 1.1);
•Share-based payment transactions (Note 22);
•Transfers to control for revenue recognition (Note 27);
•Fair value of financial instruments (Note 4);
•Annual analysis of the impairment of non-financial assets (Notes 15 and 16);
•Expected credit losses in the accounts receivable (Note 7);
•Net realizable value provision for inventory (Note 8);

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Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

•Annual analyses of the recoverability of taxes (Notes 9 and 12);
•Fair value of biological assets (Note 13);
•Useful lives of property, plant and equipment and intangible assets with defined useful life (Notes 15 and 16);
•Annual analysis recoverable amount of goodwill (Note 16);
•Leases (Note 19);
•Provision for legal liabilities (Note 20); and
•Pension and post-employment plans (Note 21).
The Company reviews the estimates and underlying assumptions used in its accounting estimates on an annual basis. Revisions to the accounting estimates are recognized in the period during which the estimates are revised.
3.3 Accounting policies not yet adopted
The new and changed standards and interpretations issued, but not yet adopted up to December 31, 2024, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when they come into force, and does not expect them to have a material impact on the financial statements except for the IFRS 18 as disclosed below.
3.3.1 Amendments to IAS 21: Absence of interchangeability (applicable for annual on/or after January 1, 2025)
The changes will create requirements for the entity to apply a consistent approach to assessing whether a currency is exchangeable for another currency and, when it is not, to determining the appropriate exchange rate to use and the disclosures to be made.
In this context, exchangeability is considered non-existent when, for a given purpose, the entity is unable to obtain more than an insignificant amount of foreign currency. To this end, the entity evaluates:
i.the timeliness of obtaining foreign currency;
ii.the practical ability (and not the intention) to obtain foreign currency; It is
iii.the available markets or exchange mechanisms that create enforceable rights and obligations.
3.3.2 Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments (applicable for annual on/or after January 1, 2026)
On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
•clarify the date of recognition and derecognition of some financial assets and liabilities,with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

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Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
3.3.3 IFRS 18 Presentation and Disclosure in Financial Statements (applicable for annual on/or after January 1, 2027)
IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.
Management is currently assessing the detailed implications of applying the new standard on the Company’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:
(i) Although the adoption of IFRS 18 will have no impact on the Company’s net profit, the Company expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the Company has performed, the following items might potentially impact operating profit:
▪Foreign exchange differences currently aggregated in the line item ‘other income and other gains/(losses) – net’ in operating profit might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit.
▪IFRS 18 has specific requirements on the category in which derivative gains or losses are recognised – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the Company currently recognises some gains or losses in operating profit and others in finance costs, there might be a change to where these gains or losses are recognised, and the Company is currently evaluating the need for change.
(ii) The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the Company will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.
(iii) The Company does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:
▪management-defined performance measures;
▪a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss – this break-down is only required for certain nature expenses; and

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

▪for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.
(iv) From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.
The Company will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.
3.3.4 IFRS 19 Subsidiaries without Public Accountability: Disclosures (applicable for annual on/or after January 1, 2027)
Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements.
4 FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
4.1 Financial risks management
4.1.1 Overview
As a result of its activities, the Company is exposed to various financial risks, which are managed in accordance with the Financial Risk Management, Counterparty and Issuer Risk, Debt, Derivative and Cash Management Policies (“Financial Policies”) approved at the Board of Directors' meeting.
The main factors considered by Management are:
(i)Liquidity;
(ii)Credit;
(iii)Exchange rate;
(iv)Interest rate;
(v)Fluctuations of pulp selling and commodity prices; and
(vi)Capital.

Management are focused on generating consistent and sustainable results over time, however, arising from external risk factors, unintended levels of volatility can influence the Company’s cash flow and income statement.
The Company has policies and procedures for managing market risk which aims to:
(i)Reduce, mitigate or transfer exposure with the aim of protecting the Company’s cash flow and assets against fluctuations in the market prices of raw material and products, exchange rates and interest rates, price and adjustment indices ("market risk") or other assets or instruments traded in liquid or illiquid markets to which the value of the assets, liabilities and cash flow are exposed;
(ii)Establish limits and instruments with the purpose of allocating the Company's cash to financial institutions falling within acceptable credit risk exposure parameters; and

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Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

(iii)Optimize the process of contracting financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds for inefficient transactions. All financial transactions entered into by the Company aim to protect existing exposures, with the assumption of new risks being prohibited, except those arising from its operating activities.
Hedging instruments are contracted exclusively for hedging purposes and are based on the following terms:
(i)Protection of cash flow against currency mismatches;
(ii)Protection of revenue flows for debt settlement and interest payments against fluctuations in interest rates and currencies; and
(iii)Protection against fluctuations in the prices of pulp and other supplies related to production.
The Treasury team is responsible for identification, evaluating and seeking protection against possible financial risks. The Board of Directors approves financial policies that establish the principles and guidance for global risk management, the areas involved in these activities, the use of derivative and non-derivative financial instruments, and the allocation of a cash surplus.
The Company only uses the most liquid financial instruments, and:
(i)Does not enter into leveraged transactions or other forms of embedded options that change the purpose of protection (hedge);
(ii)Does not have double-indexed debt or other forms of implied options; and
(iii)Does not have any transactions requiring margin deposits or other forms of collateral for counterparty credit risk.
The Company does not use hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of income, as disclosed in Note 26.

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Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

4.1.2 Classification
All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	12/31/2024	12/31/2023
Assets
Amortized cost
Cash and cash equivalents	5	9,018,818	8,345,871
Marketable securities	6
Trade accounts receivable	7	9,132,860	6,848,454
Other assets (1)		628,275	737,222
		18,779,953	15,931,547
Fair value through other comprehensive income
Investments	14.1	1,138,066	23,606
		1,138,066	23,606
Fair value through profit or loss
Derivative financial instruments	4.5.1	3,887,100	4,430,454
Marketable securities	6	13,363,511	13,267,286
		17,250,611	17,697,740
		37,168,630	33,652,893
Liabilities
Amortized cost
Trade accounts payable	17	6,033,285	5,572,219
Loans, financing and debentures	18.1	101,435,531	77,172,692
Lease liabilities	19.2	6,972,915	6,243,782
Liabilities for assets acquisitions and subsidiaries	23	120,490	187,187
Dividends and interests on own capital payable		2,200,917	1,316,528
Other liabilities (1)		143,330	116,716
		116,906,468	90,609,124
Fair value through profit or loss
Derivative financial instruments	4.5.1	10,454,820	2,436,072
		10,454,820	2,436,072
		127,361,288	93,045,196
		90,192,658	59,392,303
(1)Does not include items not classified as financial instruments.

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Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

4.1.3 Fair value of loans and financing
The financial instruments are recognized at their contractual amounts. In order to determine the market values of financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair values of interest rate and index swaps are calculated based on the present value of their future cash flow, discounted at the current interest rates available for transactions with similar remaining terms to maturity. This calculation is based on the quotations of B3 and ANBIMA for interest rate transactions in Brazilian Reais, and the Federal Reserve Bank of New York and Bloomberg for Secured Overnight Financing Rate (“SOFR”) transactions. The fair value of forward or forward exchange agreements is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.
In order to determine the fair values of financial instruments traded in over-the-counter or unliquidated markets, a number of assumptions and methods based on normal market conditions and not for liquidation or forced sale, are used at each balance sheet date, including the use of option pricing models such as Garman-Kohlhagen, and estimates of discounted future cash flow. The fair value of agreements for the fixing of oil bunker prices is obtained based on the Platts index.
The estimated fair values of loans and financing are set forth below:

	Yield used to discount/methodology	12/31/2024	12/31/2023
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	48,734,909	38,703,379
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	22,740,891	17,783,760
Assets Financing	SOFR	422,115	278,107
ECA - Export Credit Agency	SOFR	864,202
IFC - International Finance Corporation	SOFR	6,261,715	3,198,761
Panda Bonds - CNH	Fixed	951,125
In local currency
BNDES – TJLP	DI 1	171,109	215,458
BNDES – TLP	DI 1	3,275,012	2,712,762
BNDES – Fixed	DI 1		3,903
BNDES – TR	DI 1	33,466
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	645,139	686,798
BNDES – UMBNDES	DI 2	106,966
Assets Financing	DI 1	60,566	75,622
Debentures	DI 1/IPCA	12,002,992	8,881,277
NCE (“Export Credit Notes”)	DI 1	108,308	110,396
NCR (“Rural Credit Notes”)	DI 1	2,424,457	2,228,806
Export credits (“Prepayment”)	DI 1		824,035
		98,802,972	75,703,064
The book values of loans and financing are disclosed in Note 18.

32

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

Management considers that, for its other financial assets and liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.
4.2 Liquidity risk management
The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.
The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies.
In the year ended December 31, 2024, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.
All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.
The remaining contractual maturities of financial liabilities are presented as of the balance sheet date.
The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

						12/31/2024
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	6,033,285	6,033,285	6,033,285
Loans, financing and debentures	101,435,531	142,028,543	13,599,011	14,235,170	50,858,667	63,335,695
Lease liabilities	6,972,915	12,099,294	1,302,590	1,176,832	3,094,493	6,525,379
Liabilities for asset acquisitions and subsidiaries	120,490	146,082	23,425	22,400	100,257
Derivative financial instruments	10,454,820	13,878,150	1,676,180	957,540	1,489,357	9,755,073
Dividends and interests on own capital payable	2,200,917	2,200,917	2,200,917
Other liabilities	143,330	143,330	60,892	82,438
	127,361,288	176,529,601	24,896,300	16,474,380	55,542,774	79,616,147

						12/31/2023
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	5,572,219	5,572,219	5,572,219
Loans, financing and debentures	77,172,692	105,526,852	7,648,237	12,983,542	31,355,362	53,539,711
Lease liabilities	6,243,782	11,021,519	1,172,568	1,045,795	2,743,793	6,059,363
Liabilities for asset acquisitions and subsidiaries	187,187	215,891	94,948	18,314	87,520	15,109
Derivative financial instruments	2,436,072	2,801,258	66,433	1,278,953	1,191,014	264,858
Dividends and interests on own capital payable	1,316,528	1,316,528	1,316,528
Other liabilities	116,716	116,716	58,955	57,761
	93,045,196	126,570,983	15,929,888	15,384,365	35,377,689	59,879,041

33

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

4.3 Credit risk management
Related to the possibility of non-compliance with the counterparties’ commitments as part of a transaction. Credit risk is managed on a group basis and arises from cash equivalents, marketable securities, derivative financial instruments, bank deposits, Bank Deposit Certificates ("CDB"), fixed income box, repurchase agreements, letters of credit, insurance, receivable terms of customers, and advances to suppliers for new projects, among others.
4.3.1 Trade accounts receivable
The Company has commercial and credit policies aimed at mitigating any risks arising from defaults by its customers, mainly through contracting credit insurance policies, bank guarantees provided by first-tier banks, and collateral based on liquidity. Moreover, portfolio customers are subject to internal credit analysis aimed at assessing the risks regarding payment performance, both for exports and for domestic sales.
For customer credit assessment, the Company applies a matrix based on the analysis of qualitative and quantitative aspects to determine the individual credit limits to each customer according to the identified risks. Each analysis is submitted for approval according to an established hierarchy and, if applicable, for approval at a Management meeting and by the Credit Committee.
The risk classification of trade accounts receivable is set forth below:

	Consolidated
	12/31/2024	12/31/2023
Low (1)	8,899,516	6,549,975
Average (2)	174,048	156,883
High (3)	89,596	173,558
	9,163,160	6,880,416
1) Current and overdue up to 30 days.
2) Overdue between 30 and 90 days.
3) Overdue more than 90 days.

A portion of the amounts above does not consider the expected credit losses calculated based on the provision matrix of R$30,300 and R$31,962 as of December 31, 2024 and 2023, respectively.
4.3.2 Banks and financial institutions
The Company, in order to mitigate its credit risk, ensures its financial operations are diversified among banks, with a main focus on first-tier financial institutions classified as high-grade by the main risk rating agencies.
The book value of financial assets representing exposure to credit risk is set forth below:

	Consolidated
	12/31/2024	12/31/2023
Cash and cash equivalents	9,018,818	8,345,871
Marketable securities	13,363,511	13,267,286
Derivative financial instruments (1)	3,887,100	4,199,982
	26,269,429	25,813,139
1) Does not include the derivative embedded in a forest partnership agreement for the supply of standing wood, which is not a transaction with a financial institution.

34

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

The counterparties, mainly financial institutions, with whom the transactions are performed classified under cash and cash equivalents, marketable securities and derivatives financial instruments, are rated by the main ratings agencies. The risk ratings are set forth below:

	Cash and cash equivalents and marketable securities		Derivative financial instruments
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Risk rating (1)
AAA			232,908	878,241
AA-			286,906	1,007,537
A+			148,029	136,864
A				55,547
brAAA	20,830,651	20,856,072	2,747,948	1,682,513
brAA+	658,880	511,589		439,280
brAA	755	6,565
brAA-	19	2,169
brA	31,504
brBBB-	3	3
brBB	710	1,132
brBB-	750,359	385	156,450
Others	109,448	235,242	314,859
	22,382,329	21,613,157	3,887,100	4,199,982
1) We use the Brazilian Risk Ratings issued by the agencies Fitch Ratings, Standard & Poor’s and Moody’s.

4.4 Market risk management
The Company is exposed to several market risks, mainly related to fluctuations in exchange rate variations, interest rates, inflation rates, pulp selling prices and commodity prices that could affect its results and financial situation.
To mitigate the impacts, the Company has processes to monitor its exposure and policies that could support the implementation of risk management.
These policies establish the limits and the instruments to be implemented for the purpose of:
(i)Protecting cash flow due to currency mismatch;
(ii)Mitigating exposure to interest rates;
(iii)Reducing the impacts of fluctuations in commodity’s prices; and
(iv) Changes to debt indexes.
Market risk management involves the identification, assessment and implementation of the strategy, with the effective contracting of adequate financial instruments.

35

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

4.4.1 Exchange rate risk management
The fundraising, financing and currency hedging policies of the Company are guided by the fact that a substantial part of the net revenue arises from exports with prices negotiated in US Dollars, while a substantial part of the production costs are in Brazilian Reais. This structure allows the Company to enter into export financing arrangements in US Dollars, and to reconcile the financing payments with the cash flow of receivables from sales in foreign markets, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.
Moreover, the Company enters into US$ selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over a 24-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term. The Company's Board of Directors approved the contracting of extraordinary hedge, in addition to the strategy mentioned above, for investments in the Cerrado Project, with a term of up to 36 months as of November 2021, in an amount of up to US$1,000,000. On July 27, 2022, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$1,500,000, maintaining the previously established deadline. In order to provide transparency on the hedge program for the Cerrado Project, since December 31, 2021 the Company has started to prominently disclose the respective contracted operations.
The assets and liabilities that are exposed to foreign currency, substantially in US$, are set forth below:

	12/31/2024	12/31/2023
Assets
Cash and cash equivalents	6,496,039	6,432,557
Marketable securities	70,255	7,378,277
Trade accounts receivable	7,090,160	5,049,609
Derivative financial instruments	3,887,100	3,070,594
	17,543,554	21,931,037
Liabilities
Trade accounts payable	(1,350,763)	(1,625,011)
Loans and financing	(83,004,915)	(61,304,673)
Liabilities for asset acquisitions and subsidiaries	(93,308)	(127,598)
Derivative financial instruments	(10,448,379)	(1,867,882)
	(94,897,365)	(64,925,164)
	(77,353,811)	(42,994,127)
4.4.1.1 Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments
For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to US$ = R$6.1923).
This analysis assumes that all other variables, particularly interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US$ at the rates of 25% and 50% before taxes.

36

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

The following table set forth the potential impacts at their absolute amounts:

	12/31/2024
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	6,496,039	1,624,010	3,248,020
Marketable securities	70,255	17,564	35,128
Trade accounts receivable	7,090,160	1,772,540	3,545,080
Trade accounts payable	(1,350,763)	(337,691)	(675,382)
Loans and financing	(83,004,915)	(20,751,229)	(41,502,458)
Liabilities for asset acquisitions and subsidiaries	(93,308)	(23,327)	(46,654)
4.4.1.2 Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments
The Company has sales operations in US$ in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to US$ over a 24-month horizon, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.
In addition to the transaction described above, the Company also taken out derivative instruments linked to the US$ and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.
For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a negative impact on the mark-to-market position entered into by the Company.
This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on December 31, 2024.
The following table set out the possible impacts assuming these scenarios:

	12/31/2024
	Effect on profit or loss
	Probable (base value)	Possible 25%	Remote 50%
Dollar/Real
Derivative financial instruments
Derivative options	(4,328,970)	(9,226,995)	(19,121,860)
Derivative swaps	(1,843,087)	(2,604,422)	(4,992,835)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	(331,876)	(896,742)	(1,788,477)
Embedded derivatives	(80,759)	(183,663)	(367,326)
Commodity Derivatives	16,973	4,236	8,478

4.4.2 Interest rate risk management
Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.
The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow due to fluctuations in interest rates in Brazil or abroad.

37

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

4.4.2.1 Sensitivity analysis – exposure to interest rates – except for derivative financial instruments
For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Long Term Rate ("TLP"), Special System for Settlement and Custody (“SELIC”) and SOFR, which could impact the results.
The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.
This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.
The following table set forth the possible impacts assuming these scenarios in absolute amounts:

	12/31/2024
	Effect on profit or loss
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	2,422,308	73,578	147,155
Marketable securities	13,293,256	403,783	807,565
Loans and financing	9,290,595	282,202	564,404
TJLP/TLP
Loans and financing	202,961	3,770	7,540
SOFR
Loans and financing	28,534,005	320,294	640,588
4.4.2.2 Sensitivity analysis – exposure to interest rates – derivative financial instruments
This analysis assumes that all other variables remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.
The following table sets out the possible impacts of these assumed scenarios:

	12/31/2024
	Effect on profit or loss
	Probable	Probable 25%	Remote 50%
CDI
Derivative financial instruments
Liabilities
Derivative options	(4,328,970)	(943,363)	(1,868,091)
Derivative swaps	(1,843,087)	(91,012)	(178,459)
SOFR
Derivative financial instruments
Liabilities
Derivative swaps	(1,843,087)	(136,036)	(261,559)
4.4.2.3 Sensitivity analysis to changes in the consumer price indices of the US economy
For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on December 31, 2024. The probable scenario was extrapolated considering a depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.

38

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	12/31/2024
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)

Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	(80,759)	(32,607)	(66,859)
4.4.3 Pulp and commodity price risk management
The Company is exposed to the selling price of pulp and commodity prices in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.
Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.
The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results.
4.5 Derivative financial instruments
The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.
The fair value does not represent an obligation to make an immediate disbursement or receipt of cash, given that such an effect will only occur on the dates of contractual fulfillment or upon the maturity of each transaction, when the result will be determined, depending on the case and on the market conditions on the agreed dates.
A summary of the methodologies used for the purpose of determining the fair value by type of instrument is presented below:
(i)Swaps: the future value of the asset and liability is estimated based on the cash flows projected using the market interest rate of the currency in which the tip of the swap is denominated. The present value of the US Dollar-denominated tip is measured using the discount based on the exchange coupon curve (the remuneration, in US Dollars, of the Reais invested in Brazil) and in the case of the R$-denominated tip, the discount is made using Brazil's interest curve, being the future curve of the DI, considering the credit risk of both the Company and the counterparty. The exception is pre-fixed contracts x US$, for which the present value of the tip denominated in US$ is measured through a discount using the SOFR curve disclosed by Bloomberg. The fair value of the contract is the difference between these two points. Interest rate curves were obtained from B3.

39

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

(ii)Options (Zero Cost Collar): the fair value was calculated based on the Garman Kohlhagen model, considering both the Company’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from the B3 exchange and are used to calculate the fair values.
(iii)Non-deliverable forward (“NDF”) contracts: a projection of the future currency quote is made, using the exchange coupon curves and the future DI curve for each maturity. Next, the difference between this quotation and the rate at which the operation was contracted is verified, considering the credit risk of the Company and the counterparty. This difference is multiplied by the notional value of each contract and brought to its present value based on the future DI curve. Interest rate curves were obtained from B3.
(iv)Swap US-CPI: liability cash flows are projected based on the US inflation curve US-CPI, obtained based on the implicit rates for inflation-linked US securities (Treasury Protected against Inflation – “TIPS”), disclosed by Bloomberg. Cash flows from the asset components are projected at the fixed rates implicit in the embedded derivatives. The fair value of an embedded derivative is the difference between the two components, adjusted to present value base on the curve of the exchange coupon obtained from B3.
(v)Swap VLSFO (marine fuel): a future projection of the asset price is made, using the future price curve disclosed by Bloomberg. Next, the difference between this projection and the rate at which the operation was contracted is verified, considering both of Company’s and the counterparty’s credit risk. This difference is multiplied by the notional value of each contract and adjusted to present value using the SOFR curve disclosed by Bloomberg.
The yield curves used to calculate the fair value as of December 31, 2024 are as set forth below:

Interest rate curves
Term	Brazil (1)	United States of America (2)	US Dollar coupon (1)
1M	12.15% p.a	4.33% p.a	8.46% p.a
6M	14.19% p.a	4.25% p.a	6.37% p.a
1Y	15.41% p.a	4.17% pa.	6.41% p.a
2Y	15.94% p.a	4.16% p.a	6.29% p.a
3Y	15.89% p.a	4.21% pa.	6.22% p.a
5Y	15.60% p.a	4.36% p.a	6.41% p.a
10Y	14.96% p.a	4.88% p.a	7.31% p.a

1) Source: B3
2) Source: Bloomberg

40

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

4.5.1 Outstanding derivatives by contract type, including embedded derivatives
The positions of outstanding derivatives are set forth below:

	Notional value, net in U.S.$		Fair value in R$
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Instruments as part of cash flow protection strategy
Cash flow hedge
Zero Cost Collar	6,852,200	4,500,200	(4,328,970)	1,968,337
NDF (R$ x US$)	581,000	505,000	(331,876)	162,776
NDF (€ x US$)		262,088		100,362

Debt hedges
Swap SOFR to Fixed (US$)	1,973,705	2,555,626	394,129	741,492
Swap IPCA to CDI (notional in Brazilian Reais)	8,128,395	4,274,397	(825,899)	47,645
Swap CNH to Fixed (US$)	165,815		(6,440)
Swap CDI x Fixed (US$)	909,612	1,025,000	(776,261)	(1,081,964)
Pre-fixed Swap R$ to US$ (US$)		200,000		(203,045)
Swap CDI x SOFR (US$)	610,171	125,000	(590,764)	25,774
Swap SOFR to SOFR (US$)	150,961	150,961	(37,850)	(16,615)

Commodity Hedge
Swap US$ e US-CPI (1)	138,439	131,510	(80,759)	230,471
Zero Cost Collar (Brent)	163,941	163,100	6,097	(3,148)
Swap VLSFO/Brent	39,706	142,794	10,873	22,297
			(6,567,720)	1,994,382

Current assets			1,006,427	2,676,526
Non-current assets			2,880,673	1,753,928
Current liabilities			(2,760,273)	(578,763)
Non-current liabilities			(7,694,547)	(1,857,309)
			(6,567,720)	1,994,382
(1)The embedded derivative refers to a swap contract for the sale of price variations in US$ and US-CPI within the term of a forest partnership with a standing wood supply contract.
The current contracts and the respective protected risks are set forth below:
(i)Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation of the Interbank Deposit rate (“DI”) for a fixed rate in US$. The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.
(ii)Swap IPCA x CDI (notional in Brazilian Reais): positions in conventional swaps exchanging the variation of the Amplified Consumer Price Index (“IPCA”) for the DI rate. The objective is to change the debt indexed in reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.
(iii)Swap SOFR x Fixed US$: positions in conventional swaps exchanging a post-fixed rate (SOFR) for a fixed rate in US$. The objective is to protect the cash flow against changes in the US interest rate.
(iv)Pre-Fixed Swap R$ x Fixed US$: positions in conventional swaps of a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

41

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

(v)SOFR x SOFR Swap: swap position exchanging a fixed rate added to SOFR for another fixed rate added to SOFR. The objective is to generate a fee discount for Prepayment with the banking institution, allowing for reversal mechanisms.
(vi)CDI x SOFR Swap: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a post-fixed rate (“SOFR”) US$. The objective is to change the debt index in reais to US$, aligning with the natural exposure of the Company's US$ receivables and capturing a lower cost of debt through the fluctuation of SOFR rate projections.
(vii)Swap CNH x USD: swap positions exchanging a fixed rate in Chinese yuan for a fixed rate in US$. The objective is to change the exposure of debts in yuan to US$, aligning with the natural exposure of the Company's receivables in US$.
(viii)Zero Cost Collar: positions in an instrument that consists of the simultaneous combination of a purchase of put options and the sale of call options in US$, with the same principal amount and maturity, with the objective of protecting the cash flow of exports. Under this strategy, an interval is established where there is no deposit or receipt of financial margin at the option maturity. The objective is to protect the cash flow of exports against the depreciation of the Brazilian Real.
(ix)Non-Deliverable Forward contracts (“NDF”): short positions in US$ futures contracts with the objective of protecting the cash flow from exports against the depreciation of the Brazilian Real.
(x)Swap US-CPI: The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.
(xi)Non-Deliverable Forward contracts: EUR and US$: call positions at EUR/US$ parity to protect the Capex cash flow of the Cerrado project against the appreciation of the Euro.
(xii)Swap Very Low Sulphur Fuel Oil / Brent (“VLSFO”): Long positions in oil, aimed at hedging logistical costs related to maritime freight contracts against the increase in oil prices.
(xiii)Zero Cost Collar (Brent): positions in an instrument that consists of the simultaneous combination of buying call options and selling put options for oil - Brent, with the same principal value and maturity, with the objective of protecting input costs of oil derivatives. In this strategy, an interval is established where there is no deposit or receipt of financial margin at the expiration of the options. The objective is to protect costs against rising oil prices.
The variation in the fair values of derivatives on December 31, 2024 compared to the fair values measured on December 31, 2023 are explained substantially by the depreciation of the Brazilian Real against the US$ and by settlements during the year.
There were also impacts caused by the variations in the Pre Fixed, Foreign Exchange Coupon and SOFR curves in the operations.
It is important to highlight that the outstanding agreements on December 31, 2024 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.
4.5.2 Fair Value Maturity Schedule (net amounts)

	12/31/2024	12/31/2023
2025	(1,753,846)	2,097,763
2026	(1,699,768)	233,072
2027	(36,905)	(574,871)
2028 onwards	(3,077,201)	238,418
	(6,567,720)	1,994,382

42

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

4.5.3 Outstanding assets and liabilities derivatives positions
The outstanding derivatives positions are set forth below:

		Notional value		Fair value in R$
	Currency	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Debt hedges
Assets
Swap CDI to Fixed	US$	4,748,394	3,898,011	1,482,759	223,776
Swap Pre-Fixed to US$	US$		738,800
Swap SOFR to Fixed	US$	1,973,705	2,555,626	424,824	1,104,984
Swap IPCA to CDI	R$	8,382,699	4,320,471	927,586	161,542
Swap CDI to SOFR	US$	3,117,625	644,850	754,173	32,560
Swap CNH to Fixed	CNH	1,200,000
Swap SOFR to SOFR	US$	150,961	150,961	4,949	6,681
				3,594,291	1,529,543
Liabilities
Swap CDI to Fixed	US$	909,612	1,025,000	(2,259,020)	(1,305,740)
Swap Pre-Fixed to US$	US$		200,000		(203,045)
Swap SOFR to Fixed	US$	1,973,705	2,555,626	(30,695)	(363,492)
Swap IPCA to CDI	R$	8,128,395	4,274,397	(1,753,485)	(113,897)
Swap CDI to SOFR	US$	610,171	125,000	(1,344,937)	(6,786)
Swap CNH to Fixed	CNH	165,815		(6,440)
Swap SOFR to SOFR	US$	150,961	150,961	(42,799)	(23,296)
				(5,437,376)	(2,016,256)
				(1,843,085)	(486,713)
Cash flow hedge
Zero Cost Collar (US$ x R$)	US$	6,852,200	4,500,200	(4,328,970)	1,968,337
NDF (R$ x US$)	US$	581,000	505,000	(331,876)	162,776
NDF (€ x US$)	US$		262,088		100,362
				(4,660,846)	2,231,475
Commodity hedge
Swap US-CPI (standing wood) (1)	US$	138,439	131,510	(80,759)	230,471
Zero Cost Collar (Brent)	US$	163,941	163,100	6,097	(3,148)
Swap VLSFO/Brent	US$	39,706	142,794	10,873	22,297
				(63,789)	249,620
				(6,567,720)	1,994,382
(1)The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

43

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

4.5.4 Fair value settled amounts
The settled derivatives positions are set forth below:

	12/31/2024	12/31/2023
Cash flow hedge
Zero Cost Collar (R$ x US$)	645,759	2,987,953
NDF (R$ x US$)	(68,695)	155,458
NDF (€ x US$)	73,781	84,332
	650,845	3,227,743

Commodity Hedge	89,327	80,516
Swap VLSFO/other	89,327	80,516

Debt hedges
Swap CDI to Fixed (US$)	(1,635,058)	(438,417)
Swap IPCA to CDI (Brazilian Reais)	(59,243)	256,683
Swap IPCA to Fixed (US$)		21,139
Swap Pre-Fixed to US$	(221,462)	(104,827)
Swap SOFR to SOFR	2,199
Swap CDI to SOFR (US$)	19,074	7,729
Swap SOFR to Fixed (US$)	603,737	508,720
	(1,290,753)	251,027
	(550,581)	3,559,286
4.6 Fair value hierarchy
Financial instruments are measured at fair value, which considers the fair value as the price that would be received from selling an asset or paid to transfer a liability in an unforced transaction between market participants at the measurement date.
Depending on the inputs used for measurement, the financial instruments at fair value may be classified into three hierarchical levels:
(i)Level 1 – Based on quoted prices (unadjusted) for identical assets or liabilities in active markets. A market is considered active if it trades frequently and at a sufficient volume to provide pricing information immediately and continuously, usually obtained from a commodity and stock exchange, pricing service or regulatory agency, and if the prices represent actual market transactions, which occur regularly on a commercial basis;
(ii)Level 2 - Based on the prices quoted in active markets for similar assets or liabilities, the prices quoted for identical or similar assets or liabilities in non-active markets, evaluation models for which inputs are observable , such as rates of interest and yield curves, credit volatilities and spreads, and market corroborated information. Assets and liabilities classified in this category are measured based on the discounted cash flow and interest accrual, respectively, for derivative financial instruments and marketable securities. The observable inputs include interest rates and curves, volatility factors and foreign exchange rates; and
(iii)Level 3 – Based on unquoted data for assets and liabilities, where the Company applies the income approach technique using the discounted cash flow model. The observable inputs used are the IMA, discount rate and eucalyptus average gross sales price.
For the year ended December 31, 2024, there were no changes between the levels of hierarchy and no transfers between levels 1, 2 and 3.

44

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

				12/31/2024
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		3,887,100		3,887,100
Marketable securities	1,203,776	12,159,735		13,363,511
	1,203,776	16,046,835		17,250,611
At fair value through other comprehensive income
Other investments (note 14.1)			1,138,066	1,138,066
			1,138,066	1,138,066

Biological assets			22,283,001	22,283,001
			22,283,001	22,283,001
Total assets	1,203,776	16,046,835	23,421,067	40,671,678

Liabilities
At fair value through profit or loss
Derivative financial instruments		10,454,820		10,454,820
		10,454,820		10,454,820
		10,454,820		10,454,820

			12/31/2023
	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments	4,430,454		4,430,454
Marketable securities	13,267,286		13,267,286
	17,697,740		17,697,740

At fair value through other comprehensive income
Other investments - (note 14.1)		23,606	23,606
		23,606	23,606

Biological assets		18,278,582	18,278,582
		18,278,582	18,278,582
Total assets	17,697,740	18,302,188	35,999,928

Liabilities
At fair value through profit or loss
Derivative financial instruments	2,436,072		2,436,072
	2,436,072		2,436,072
Total liabilities	2,436,072		2,436,072

45

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

4.7 Cybersecurity
Suzano has a Public Information Security Policy, which aims to establish guidelines regarding cyber security management and controls at Suzano, seeking to mitigate vulnerabilities, preserve and protect assets, mainly information and personal data, in accordance with current laws, regulations and contractual obligations, covering the confidentiality, integrity, availability, authenticity and legality of information. The Policy establishes responsibilities to avoid damages, which may represent financial impacts, image and reputation, exposure of information, interruption of operations, among other damages due to cyber-attacks.
For the year ended December 31, 2024, no material incidents associated with cybersecurity were identified that could affect the confidentiality, integrity and/or availability of the systems used by the Company.
4.8 Climate change
4.8.1 Risks linked to climate change and the sustainability strategy
In view of the nature of the Company's operations, there is inherent exposure to risks related to climate change.
The Company's assets, notably biological assets, which are measured at fair value (Note 13), property, plant and equipment (Note 15) and intangible assets (Note 16), may be impacted by climate change, the risks of which were evaluated in the context of preparation of financial statements. For the year ended December 31, 2024, Management considered the main risk data and assumptions highlighted below:
(i)Possible impacts on the determination of fair value in biological assets due to: Effects of climate change, such as temperature rises and scarcity of water resources, could impact some of the assumptions used in accounting estimates related to the Company's biological assets, as follow:
•Loss of biological assets due to fires and impacts arising from the greater presence and resistance of pests and other forest diseases favored by the gradual increase in temperature;
•Reduction in productivity and expected growth (“IMA”) due to reduced availability of water resources in river basins and other atypical weather events such as droughts, frosts and torrential rains; and
•Interruptions to the production chain due to adverse weather events.
(ii)Scarcity of water resources in the industry: although our units are efficient in the use of water, there are contingency plans for all units affected by possible water shortages and action plans to confront the water crisis in critical regions.
(iii)Structural changes in society and their impacts on business, such as:
•Regulatory and legal: arising from changes in the Brazilian and/or international scope that require capital investment in new technologies and/or operating costs. Among the expected topics are carbon pricing, customs carbon taxation, trade barriers and/or commercial restrictions related to businesses’ alleged contributions, even if indirect, to the intensification of climate change, which increase the risk of litigation;
•Technological: arising from the emergence of improvements and innovations towards an economy with greater energy efficiency and lower carbon. Suzano should continue investing in R&D to reduce greenhouse gas emissions;

46

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

•Markets: arising from changes to the supply of and demand for certain products and services as climate-related issues begin to be considered in decision-making. The market should increasingly prioritize the reduction of carbon emissions and more sustainable business practices, which may lead to a drop in demand and revenue for Suzano's disposable products and an increase in demand for renewable forests and other sustainable products; and
•Reputational: related to the perceptions of customers and society in general regarding the positive or negative contribution of an organization to a low carbon economy.
(iv)Natural storms, hurricanes, and cyclones: events exacerbated by climate change that can generate direct and/or indirect impacts on Suzano's industrial operations (material damage and operational disruptions) as well as on its logistics operations and value chain.
4.8.2 Compliance with contractual clauses related to sustainability in debt securities and sustainable loans (Sustainability Linked Bonds - “SLB” and Sustainability Linked Loans – “SLL”)
The Company issued debt securities and loans linked to sustainability performance targets ("Sustainability Performance Targets - SPT") related to the reduce the intensity of our greenhouse gas emissions, reduce the intensity of water capture for use in industrial processes and increase the percentage of women in leadership positions by December 31, 2025. Non-compliance with these targets may generate future increases in the cost of said debts, while the compliance with the targets may result in a reduction in the cost of SLL's, as provided for in the respective contracts.
In 2020, the company issued its first bond based on the SLB Principles. In 2021, Suzano issued two additional Sustainability Linked bonds that, for the first time, were linked to something other than an environmental or social target: a diversity, equity and inclusion target. The goals and their financial impacts on the instruments called SLBs are available in the public prospectus of each of the transactions. The Company's first Sustainability Linked Loan (SLL) was contracted in 2021 and, in 2022 and 2024, the company obtained new loans with the International Finance Corporation (IFC) and with commercial bank syndicates following the guidelines of the SLL Principles.
4.8.3 Climate risk management
The Company has a structure dedicated to corporate risk management, including risks related to climate change, with its own methodologies, tools and processes aimed at ensuring the identification, assessment and treatment of its main risks. This allows the continuous monitoring of risks and their eventual impacts, control of the variables involved, and the definition and implementation of mitigating measures, which aim to reduce the identified exposures. The Company's assessment of the potential physical impacts of climate change, as well as those arising from the transition to a low carbon economy is carried out on an ongoing basis, and will continue to evolve.

47

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

4.8.4 Opportunities linked to climate change and the sustainability strategy
4.8.4.1 Securities with clauses related to sustainability
As disclosed in note 4.8.2, Suzano has Sustainability Linked Bonds (SLB) and Sustainability Linked Loan (SLL) linked to environmental performance indicators associated with a goal to reduce greenhouse gases, intensity the capture of water resources, and aspects of diversity and inclusion, evidencing the Company's commitment as part of the solution to the global climate crisis and in convergence with the implementation of its goal. These funding linked to sustainability goals allow differentiated rates.
4.9 Capital management
The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.
The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).
5 CASH AND CASH EQUIVALENTS

	Average yield p.a. %		12/31/2024	12/31/2023
Cash and banks (1)	4.62%		6,596,510	6,561,558

Cash equivalents
Local currency
Fixed-term deposits (compromised)	100.96	% of CDI	2,422,308	1,784,313
			9,018,818	8,345,871
(1)Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.

48

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

6 MARKETABLE SECURITIES

	Average yield p.a. %	12/31/2024	12/31/2023
In local currency
Private funds	97.76% of CDI	552,635	1,295,296
Public Securities (1)	IPCA + 6.10%	1,203,776
Private Securities ("CDBs")	100.91% of CDI	11,144,881	4,150,313
CDBs - Escrow Account (2)	101.76% of CDI	391,964	443,400
		13,293,256	5,889,009
Foreign currency
Time deposits (3)			7,333,308
Other		70,255	44,969
		70,255	7,378,277
		13,363,511	13,267,286

Current		12,971,547	12,823,886
Non-Current		391,964	443,400
(1)Acquisition of Brazil National Treasury Notes indexed to IPCA (NTN-B).
(2)Includes escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.
(3)Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

49

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

7 TRADE ACCOUNTS RECEIVABLE
7.1 Breakdown of balances

	12/31/2024	12/31/2023
Domestic customers
Third parties	1,989,455	1,785,157
Related parties (Note 11.1) (1)	83,343	45,650

Foreign customers
Third parties	7,090,160	5,049,609
Related parties (Note 11.1)	202

(-) Expected credit losses	(30,300)	(31,962)
	9,132,860	6,848,454
(1)The balance refers to transactions with Ibema Companhia Brasileira de Papel.
The Company carries out factoring transactions for certain customer receivables where it transfers the control of all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity which can be discontinued at any time without significant impacts on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The decision to assign the receivables is continuously reassessed based on market conditions and the Company's cash flow strategy, meaning that the volume of discounts may vary over time. The impact of these factoring transactions on the accounts receivable as of December 31, 2024, was R$6,821,539 (R$4,273,623 as of December 31, 2023).
7.2 Breakdown of trade accounts receivable by maturity

	12/31/2024	12/31/2023
Current	8,216,570	5,904,402
Overdue
Up to 30 days	682,142	644,644
From 31 to 60 days	134,674	57,395
From 61 to 90 days	38,187	97,639
From 91 to 120 days	17,701	40,533
From 121 to 180 days	12,402	34,708
From 181 days	31,184	69,133
	9,132,860	6,848,454
7.3 Roll-forward of expected credit losses

	12/31/2024	12/31/2023
Opening balance	(31,962)	(21,109)
(Provisions)/Reversals, net	(2,585)	(35,202)
Write-offs	5,790	24,230
Exchange rate variations	(1,543)	119
Closing balance	(30,300)	(31,962)

50

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.
7.4 Main customers
On December 31, 2024, the Company doesn't have any customer responsible for more than 10% of the net sales of pulp operating segment or paper operating segment. On December 31, 2023 the Company had 1 (one) customer responsible for 10.27% of the net sales of pulp operating segment and no main customers in the paper operating segment.
8 INVENTORIES

	12/31/2024	12/31/2023
Finished goods
Pulp
Domestic (Brazil)	801,623	576,774
Foreign	1,510,985	1,271,335
Paper
Domestic (Brazil)	561,409	569,771
Foreign	362,027	137,653
Work in process	135,380	93,325
Raw materials
Wood	2,287,406	1,666,817
Operating supplies and packaging	1,098,894	795,274
Spare parts and other	1,302,534	931,052

(-) Expected losses	(97,934)	(95,053)
	7,962,324	5,946,948
8.1 Roll-forward of estimated losses

	12/31/2024	12/31/2023
Opening balance	(95,053)	(105,989)
Additions	(83,705)	(65,085)
Reversals	6,352	33,666
Write-offs	74,472	42,355
Closing balance	(97,934)	(95,053)
On December 31, 2024 and 2023, there were no inventory items pledged as collateral.

51

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

9 RECOVERABLE TAXES

	12/31/2024	12/31/2023
IRPJ/CSLL – prepayments and withheld taxes	227,464	464,188
PIS/COFINS – on acquisitions of property, plant and equipment (1)	187,126	93,866
PIS/COFINS – operations	789,667	699,717
PIS/COFINS – exclusions from ICMS (2)	405,407	443,210
ICMS – on acquisitions of property, plant and equipment (3)	471,825	432,793
ICMS – operations (4)	1,654,162	1,470,949
Reintegra program (5)	70,610	64,077
Other taxes and contributions	64,444	45,821
Provision for loss on ICMS credits (6)	(1,581,961)	(1,452,435)
	2,288,744	2,262,186

Current	1,109,619	888,539
Non-current	1,179,125	1,373,647
(1)Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.
(2)The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.
(3)Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).
(4)ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of consumer goods (tissue) transactions in the domestic market.
(5)Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.
(6)Related to provisions for ICMS credit balances that are not probable to be recovered.
9.1 Roll-forward of provision for loss

		ICMS
	12/31/2024	12/31/2023
Opening balance	(1,452,435)	(1,103,807)
Addition (1)	(316,741)	(399,838)
Reversal (2)	186,014	51,210
Write-off	1,201
Closing balance	(1,581,961)	(1,452,435)
(1)Refers, substantially, to the accumulated ICMS credits of the state of Mato Grosso do Sul, arising from the construction operations of the Cerrado Project, and of the state of Espirito Santo, of the accumulated credits due to the volume of exports.
(2)Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

52

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

10 ADVANCES TO SUPPLIERS

	12/31/2024	12/31/2023
Forestry development program and partnerships	2,503,537	2,242,229
Advance to suppliers - others	92,133	113,743
	2,595,670	2,355,972

Current	92,133	113,743
Non-current	2,503,537	2,242,229
The forestry development program consists of an incentive partnership for regional forest production, where independent producers plant eucalyptus on their own land to supply agricultural wood products to the Company. Suzano provides eucalyptus seedlings, input subsidies and cash advances, and the latter are not subject to valuation at their present value since they will be settled in volume standing or cut wood. In addition, the Company supports producers by providing technical advice on forest management but does not have joint control over decisions effectively implemented. At the end of the production cycles, the Company has a contractually guaranteed right to make an offer to purchase the forest and/or wood at its market value. However, this right does not prevent producers from negotiating the sale of the forest and/or wood with other market participants, provided the incentive amounts are fully paid.
11 RELATED PARTIES
The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out at specific prices and conditions, as well as the corporate governance practices adopted by the Company, and those recommended and/or required by the applicable legislation.
The transactions refers mainly to:
Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) interest on shareholder’s capital and dividends receivable; (iii) reimbursement for expenses; and (iv) social services;
Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) interest on shareholder’s capital and dividends payable.
Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.
For the year ended December 31, 2024, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

53

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

11.1 Balances recognized in assets and liabilities and amounts of transactions during the year

	Assets		Liabilities		Sales (purchases), net
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2022
Transactions with majority shareholders
Suzano Holding S.A. (1)	4	24	(630,387)	(363,520)	66	9	91
Controller (1)			(336,205)	(193,883)
Management and related persons (1)			(55,627)	(31,748)
Alden Fundo de Investimento em Ações (1)			(52,764)	(30,428)
	4	24	(1,074,983)	(619,579)	66	9	91

Transactions with companies of the Suzano Group and other related parties
Management (expect compensation – Note 11.2)	61	61			538	(906)	(47)
Bexma Participações Ltda					7	9	38
Bizma Investimentos Ltda.						7	10
Civelec Participações Ltda	3,860	4,575				4,825
Fundação Arymax					5	3	4
Ibema Companhia Brasileira de Papel (2)	83,343	45,659	(1,413)	(1,023)	211,482	168,621	218,226
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	21	2			(5,173)	(5,549)	(4,603)
IPLF Holding S.A.	1				10	5	38
Mabex Representações e Participações Ltda.			(23)		(915)	(817)
Nemonorte Imóveis e Participações Ltda					(177)	(178)	(194)
	87,489	50,297	(1,436)	(1,023)	206,640	166,020	213,472
	87,493	50,321	(1,076,419)	(620,602)	206,706	166,029	213,563

Assets
Trade accounts receivable (Note 7)	83,545	45,650
Other assets	3,948	4,671
Liabilities
Trade accounts payable (Note 18)			(1,457)	(1,023)
Dividends and interest on own capital payable (3)			(1,074,962)	(619,579)
	87,493	50,321	(1,076,419)	(620,602)
(1)Refers to dividends and interest on own capital payable.
(2)Refers mainly to the sale of pulp.
(3)The amount of R$1,074,962 refers to interest on own capital payable to the controlling shareholders and the amount of R$1,125,955 refers to other non-controlling shareholders, totaling R$2,200,917 (Note 1.2.8).

54

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

11.2 Management compensation
Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the year, are set out below:

	12/31/2024	12/31/2023	12/31/2022
Short-term benefits
Salary or compensation	48,469	49,165	50,228
Direct and indirect benefits	1,896	2,286	1,099
Bonus	14,881	10,829	7,031
	65,246	62,280	58,358
Long-term benefits
Share-based compensation plan	99,051	42,130	36,390
	99,051	42,130	36,390
	164,297	104,410	94,748
Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).
Long-term benefits include the stock option plan and phantom shares for executives and key members of Management, in accordance with the specific regulations disclosed in Note 22.
12 INCOME AND SOCIAL CONTRIBUTION TAXES
The Company calculates income tax and social contribution taxes, current and deferred, based on the following rates: (i) 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ; and (ii) 9% for CSLL, on the net income. Balances are recognized in the Company's income on an accrual basis.
Subsidiaries domiciled in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Subsidiaries domiciled abroad are subject to taxation in their respective jurisdictions, according to local regulations.
Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.
In Brazil, Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in subsidiaries, direct and indirect, domiciled abroad, equivalent to the profit earned by them before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity domiciled in Brazil, at each year ended.

55

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the year ended December 31, 2024. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2024. Disclosures about uncertain tax positions for income tax and social contribution (IFRIC 23) are presented in Note 20.2.
12.1 Deferred taxes
12.1.1 Deferred income and social contribution taxes

	12/31/2024	12/31/2023
Tax loss	796,831	1,209,968
Negative tax basis of social contribution	307,143	457,030

Assets - temporary differences
Provision for judicial liabilities	324,873	324,158
Operating provisions and other losses	1,308,352	1,214,807
Exchange rate variations	7,385,034	2,384,153
Derivatives losses (“MtM”)(2)	2,230,835
Amortization of fair value adjustments arising from business combinations	625,745	654,358
Unrealized profit on inventories	539,157	151,578
Leases (2)	606,944	356,110
	14,124,914	6,752,162

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,589,887	1,301,654
Property, plant and equipment - deemed cost	1,066,883	1,137,483
Depreciation for tax-incentive reason (1)	733,640	799,857
Capitalized loan costs	947,482	640,063
Fair value of biological assets	1,317,095	1,115,432
Deferred taxes, net of fair value adjustments	342,141	370,947
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	137,928	150,691
Derivatives gains (“MtM”) (2)		678,090
Other temporary differences	18,439	24,109
	6,153,495	6,218,326

Non-current assets	7,984,015	545,213
Non-current liabilities	12,596	11,377
(1)Tax depreciation is taken as a benefit only in the income tax calculation bases.
(2)The Company presents a net balance of derivatives and leases, as gains and losses from deferred taxes are offset simultaneously. For the derivatives line, the passive temporary difference was R$1,321,614 and asset temporary difference of R$3,552,449 (passive temporary difference of R$1,506,354 and asset temporary difference of R$828,264 as of December 31, 2023). For the lease line, the passive temporary difference was R$1,763,847 and asset temporary difference was R$2,370,791 (passive temporary difference of R$1,766,776 and asset temporary difference of R$2,122,886 as of December 31, 2023).

56

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

12.1.2 Breakdown of accumulated tax losses and social contribution tax losses carried forward

	12/31/2024	12/31/2023
Tax loss carried forward	3,187,324	4,839,872
Negative tax basis of social contribution carried forward	3,412,700	5,078,111
12.1.3 Roll-forward of deferred tax assets

	12/31/2024	12/31/2023
Opening balance	533,836	3,985,297
Tax loss	(413,137)	2,872
Negative tax basis of social contribution	(149,887)	11,780
Provision for judicial liabilities	715	55,562
Operating provisions and other losses	93,545	215,779
Exchange rate variation	5,000,881	(1,913,350)
Derivative (gains) losses (“MtM”)	2,908,925	(668,926)
Amortization of fair value adjustments arising from business combinations	193	2,219
Unrealized profit on inventories	387,579	(211,474)
Leases	250,834	(8,728)
Goodwill - tax benefit on unamortized goodwill	(288,233)	(278,551)
Property, plant and equipment - deemed cost	70,600	79,866
Depreciation accelerated for tax-incentive reason	66,217	70,140
Capitalized loan costs	(307,419)	(429,229)
Fair value of biological assets	(201,663)	(412,158)
Credits on exclusion of ICMS from the PIS/COFINS tax base	12,763	43,430
Other temporary differences	5,670	(10,693)
Closing balance	7,971,419	533,836

57

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

12.2 Reconciliation of the effects of income tax and social contribution on profit or loss

	12/31/2024	12/31/2023	12/31/2022
Net income (loss) before taxes	(13,111,053)	17,997,216	28,655,581
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	4,457,758	(6,119,053)	(9,742,898)

Tax effect on permanent differences
Taxation (difference) on profit of associates in Brazil and abroad (1)	484,717	1,688,656	4,915,243
Equity method	(4,707)	(6,589)	96,685
Thin capitalization (2)		(46,796)	(505,553)
Interest on own capital	850,000	510,000	—
Credit related to Reintegra Program	11,896	7,176	7,829
Director bonuses	(9,587)	(4,907)	(12,208)
Tax incentives (Note 12.3) (3)	336,541	128,650	51,839
Donations/Fines – Other	(60,271)	(47,972)	(71,631)
	6,066,347	(3,890,835)	(5,260,694)
Income tax
Current	(999,421)	(352,577)	(464,312)
Deferred	5,482,647	(2,561,991)	(3,485,267)
	4,483,226	(2,914,568)	(3,949,579)
Social Contribution
Current	(366,178)	(42,815)	(46,584)
Deferred	1,949,299	(933,452)	(1,264,531)
	1,583,121	(976,267)	(1,311,115)
Income and social contribution benefits (expenses) on the year	6,066,347	(3,890,835)	(5,260,694)
(1)The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.
(2)The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity, and when certain limits and requirements are met. On December 31, 2024, all limits and requirements were met, and on December 31, 2023 and 2022, the Company did not meet all of the limits and requirements, and therefore the expense is not deductible for the period.
(3)Income tax and social contribution deduction on profit or loss referring to the use of tax incentives: (i) exploitation profits, (ii) expenses with research and development, (iii) PAT benefits ("Worker Food Program"), (iv) donations made in cultural projects, (v) children and adolescents rights funds, (vi) sports incentives, (vii) funds for the elderly and (viii) extensions to maternity and paternity leave.
12.3 Tax incentives
The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

58

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031
Imperatriz (MA)	Suzano	2032
Mucuri (BA)	Suzano	2032
São Luís (MA)	Itacel	2033
Eunápolis (BA)	Veracel	2033

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2025
On June 13, 2024, the tax incentive for exploitation profits was approved for the company Terminal de Celulose de Itaqui S/A and on July 22, 2024, the tax incentive request was renewed for the company Veracel Celulose S/A in areas under the jurisdiction of the SUDENE, granting a 75% reduction in Corporate Income Tax (IRPJ), with a validity of 10 years for utilizing this tax benefit.
These incentives aim to promote regional development by encouraging investments in strategic areas.
12.4 OECD PILLAR TWO MODEL RULES
In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) announced the guidelines for the Pillar Two model, aiming for a reform in international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at a rate of 15% on profits. Each country's effective profit tax rate, as calculated by this model, is called the GloBE (Global Anti-Base Erosion Rules) effective tax rate. These rules await approval in the local legislation of each country. In the context of Suzano, compliance with OECD guidelines on international taxation is a strategic priority.
Many countries have already released legislation or plans on the adoption of Pillar Two rules and the calculation of GloBE revenue, considering the global minimum rate of 15% for multinationals with consolidated revenue above EUR750 million.
From 2024, the Company is subject to the OECD Pillar Two model rules in certain European jurisdictions where it operates, with Austria standing out as a relevant operation. To date, there has been no material impact on the financial statements due to this topic.
In December 2024, Law 15.079/2024 was published, establishing the Additional Social Contribution on Net Income (CSLL) in the process of adapting Brazilian legislation to the GloBE rules, whose application comes into effect as of January 1, 2025. The main impact is the need to adapt compliance structures and the calculation of any additional CSLL (Top-up Tax).
The Company reaffirms its commitment to tax compliance and is already taking the necessary actions to ensure the proper implementation of the new rule in Brazil, in line with global best practices and current legislation.
The Company also continually assesses legislative developments in the jurisdictions in which it operates in order to map potential effects on its operations.

59

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

13 BIOLOGICAL ASSETS
The roll-forward of biological assets is as set forth below:

	12/31/2024	12/31/2023
Opening balance	18,278,582	14,632,186
Additions	7,180,450	5,777,952
Additions of merged companies (1)	366,785
Depletions	(4,831,916)	(3,680,997)
Transfers	102,790	(136,297)
Gain on fair value adjustments	1,431,530	1,989,831
Disposals	(130,922)	(128,370)
Write-offs	(114,298)	(175,723)
Closing balance	22,283,001	18,278,582
(1) Refers to the acquisition and merger of 100% of the share capital of the companies Timber VII and Timber XX (note 1.2.6).
The calculation of fair value of the biological assets is determined using unobservable data, therefore it falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value.
In our model, the assumptions regarding the average annual growth rate (IMA) and average gross selling price of eucalyptus are particularly sensitive. Any increase or decrease in these assumptions could lead to significant gains or losses in the fair value measurement.
The assumptions used in the measurement of the fair value of biological assets were as follow:
(i)Average cycle of forest formation between 6 and 7 years;
(ii)Effective area of forest from the 3rd year of planting;
(iii)The IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and soil conditions;
(iv)The estimated average standard cost per hectare includes silvicultural and forest management expenses, applied to each year of formation of the biological cycle of the forests, plus the costs of land lease agreements and the opportunity cost of owning land;
(v)The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and
(vi)The discount rate corresponds to the Weighted Average Cost of Capital (“WACC”).

60

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

The table below discloses the measurement of the premises adopted:

	12/31/2024	12/31/2023
Useful productive planted area (hectare)	1,243,191	1,094,611
Mature assets (6 to 7 years)	191,737	144,942
Immature assets (1 to 5 years)	1,051,454	949,669
Average annual growth (IMA) – m3/hectare/year	37.62	37.92
Average gross sale price of eucalyptus – R$/m3	101.38	96.04
Discount rate (post-tax)	8.80%	8.80%
The pricing model considers the net cash flows, after the deduction of taxes on profit at the applicable rates.
The fair value adjustment justified by the combined variations of the indicators mentioned above resulted in a positive variation of R$1,431,530 recognized in other operating income (expenses), net (Note 29).

	12/31/2024	12/31/2023
Physical changes and discount rate (1)	609,259	1,575,017
Price	822,271	414,814
	1,431,530	1,989,831
1) Includes the variation of indicators: IMA, discount rate and area.
The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses (Note 4.8).
The Company has no biological assets pledged as collateral on December 31, 2024 and 2023.

61

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

14 INVESTMENTS
14.1 Investments breakdown

	12/31/2024	12/31/2023

Investments in associates and joint ventures	453,371	355,520
Goodwill	225,486	228,887
Other investments evaluated at fair value through other comprehensive income (1)	1,138,066	23,606
	1,816,923	608,013
(1) Includes the acquisition of the equity interest in Lenzing Aktiengesellschaft (note 1.2.5). On December 31, 2024, the value of the investment was R$1,099,870 in the consolidated accounts.

14.2 Investments in associates and joint ventures

Information of investees as at				Company Participation
			12/31/2024	Carrying amount		In the income (expenses) for the year
	Equity	Income (expenses) of the year	Participation equity (%)	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Associate
Foreign
Ensyn Corporation	6	(17,776)	24.80%	2	387	(6,966)	(12,448)
Spinnova Plc (1)	507,482	(56,117)	18.77%	95,254	95,736	(19,690)	(20,109)
Simplifyber, Inc. (2)			13.91%	30,060
				125,316	96,123	(26,656)	(32,557)
Joint ventures
Domestic (Brazil)
Biomas - Serviços Ambientais, Restauração e Carbono Ltda.	17,536	(30,151)	16.66%	2,923	2,797	(4,874)	(2,203)
Ibema Companhia Brasileira de Papel	388,580	74,547	49.90%	193,901	156,703	37,199	35,161
Foreign
F&E Technologies LLC	12,756		50.00%	6,378	4,987
Woodspin Oy	249,706	(38,665)	50.00%	124,853	94,910	(19,514)	(19,780)
				328,055	259,397	12,811	13,178

Other investments evaluated at fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A.			5.82%	4,026
Celluforce Inc.			8.28%	27,823	23,606
Nfinite Nanotechnology Inc.			5.00%	6,347
Lenzing Aktiengesellschaft (3)			15.00%	1,099,870
				1,138,066	23,606
				1,591,437	379,126	(13,845)	(19,379)
(1)The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR0.95 on December 31, 2024 and EUR2.40 in December 31, 2023.
(2)On December 13, 2024, Suzano Ventures LLC acquired an equity interest in the legal entity Simplifyber, Inc., which is an indirect subsidiary of Suzano S.A.
(3)Includes the acquisition of the equity interest in Lenzing Aktiengesellschaft (note 1.2.5).

62

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

15 PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.34	6.78		19.38
Accumulated cost	14,486,408	9,644,875	45,160,365	10,373,151	1,281,328	80,946,127
Accumulated depreciation		(3,879,898)	(25,541,712)		(867,883)	(30,289,493)
Balance as of December 31, 2022	14,486,408	5,764,977	19,618,653	10,373,151	413,445	50,656,634
Additions	54,027	15	467,032	10,742,118	17,949	11,281,141
Additions of merged companies	4,572	111,495	453,617	8,306	11,175	589,165
Write-offs	(25,090)	(36,184)	(133,249)		(56,869)	(251,392)
Depreciation		(313,304)	(2,570,734)		(145,092)	(3,029,130)
Transfers and other	339,272	379,495	2,702,633	(3,638,466)	259,717	42,651
Accumulated cost	14,859,189	10,032,317	48,456,537	17,485,109	1,491,663	92,324,815
Accumulated depreciation		(4,125,823)	(27,918,585)		(991,338)	(33,035,746)
Balance as of December 31, 2023	14,859,189	5,906,494	20,537,952	17,485,109	500,325	59,289,069
Additions (2)	697	558	415,147	7,490,762	28,904	7,936,068
Additions of merged companies (3)	1,699,588	775	413		1,992	1,702,768
Write-offs	(10,724)	(7,455)	(118,499)		(9,324)	(146,002)
Depreciation		(366,398)	(3,214,550)		(222,993)	(3,803,941)
Transfers and other (4)	226,598	3,988,619	16,660,035	(21,465,336)	598,162	8,078
Accumulated cost	16,775,348	13,816,631	62,822,096	3,510,535	1,806,592	98,731,202
Accumulated depreciation		(4,294,038)	(28,541,598)		(909,526)	(33,745,162)
Balance as of December 31, 2024	16,775,348	9,522,593	34,280,498	3,510,535	897,066	64,986,040
(1)Includes vehicles, furniture and utensils and computer equipment.
(2)The addition of work in progress refers, mainly to the Cerrado Project, of which R$1,254,521 is a cash effect in the previous periods (R$393,042 as of December 31, 2023).
(3)Refers to the acquisition and merger of 100% of the share capital of the companies Timber VII and Timber XX (note 1.2.6).
(4)Refers, basically, to the activation of the Cerrado Project, that started its operation on July 21, 2024 (note 1.2.2).
On December 31, 2024, the Company evaluated the business, market and climate impacts, and did not identify any event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.

63

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

15.1 Items pledged as collateral
On December 31, 2024, property, plant and equipment items pledged as collateral, consisting mainly of the units of Ribas do Rio Pardo, Três Lagoas and Imperatriz are set forth below:

	Type of collateral	12/31/2024	12/31/2023
Land	Financial/Legal	24,427	3,198,674
Buildings	Financial	1,755,082	1,947,075
Machinery, equipment and facilities	Financial	20,442,189	10,393,344
Work in progress	Financial	427,998	649,081
Other	Financial	43,487	144,273
		22,693,183	16,332,447
15.2 Capitalized expenses
For the year ended December 31, 2024, the Company capitalized loan costs in the amount of R$959,967 (R$1,160,364 as of December 31, 2023). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 11.17% p.a. (10.98% p.a. as of December 31, 2023).
15.3 Asset Retirement Obligation (ARO)
For the year ended December 31, 2024, the Company has provisioned the amount of R$65,327 (R$52,566 as of December 31, 2023) arising asset retirement obligation of industrial landfills.

64

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

16 INTANGIBLE
16.1 Goodwill and intangible assets with indefinite useful lives

	12/31/2024	12/31/2023
Goodwill - Facepa	119,332	119,332
Goodwill - Fibria	7,897,051	7,897,051
Goodwill - MMC Brasil (1)	170,859	170,859
Other (2)	5,097	4,834
	8,192,339	8,192,076
(1)Refers to the goodwill of the MMC Brasil business combination.
(2)Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.
The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.
Goodwill is allocated to cash-generating units as presented in Note 28.4.
For the pulp cash-generating unit (“CGU”), the calculation of the value in use of non-financial assets is performed annually using the discounted cash flow method. In 2024 the Company used the strategic plan and the annual budget with projected increases to 2029 and the average rate in perpetuity of the cash generating units considering a nominal rate of 3.6% p.a. from this date, based on historical information for previous years, economic and financial projections from each specific market in which the Company has operations, and additionally include official information disclosed by independent institutions and government agencies.
The discount rate, after taxes, adopted by Management was 8.91% p.a., calculated based on the Weighted Average Cost of Capital (“WACC”).
The assumptions in the table set forth below were also adopted:

Net average pulp price – Foreign market (US$/t)	684.9
Net average pulp price – Internal market (US$/t)	735.5
Average exchange rate (R$/US$)	5.40
Discount rate (pos-tax)	8.91% p.a.
Discount rate (pre-tax)	12.50% p.a.
For the year ended December 31, 2024, the Company did not identify the need to record any impairment provision for intangible assets.
If the post-tax discount rate applied to the cash flow projections of both cash-generating units had been 1% higher than management’s estimates (9.91% instead of 8.91%), the Company would still not need to record an impairment provision.
The Company have considered and assessed possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the cash generating units to exceed its recoverable amount.
For the paper cash-generating unit (“CGU”), the asset recoverability test is carried out annually based on the EV/EBITDA multiple method. For the year ended December 31, 2024, the Company did not identify the need to record any impairment provision for intangible assets.

65

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

16.2 Intangible assets with limited useful lives

		12/31/2024	12/31/2023
Opening balance		6,557,009	7,173,183
Additions		161,779	104,931
Fair value adjustment MMC Brasil			189,655
Write-offs			(2)
Amortization		(1,008,824)	(990,432)
Transfers and others			79,674
Closing balance		5,709,964	6,557,009
Represented by	Average rate %
Non-competition agreements	5.00	4,508	4,818
Port concessions	3.94	632,253	537,179
Lease agreements	16.90		6,875
Supplier agreements	12.66	25,925	40,739
Port service contracts	4.23	520,459	549,821
Cultivars	14.28	20,391	40,784
Trademarks and patents	8.35	170,306	188,723
Customer portfolio	9.09	4,104,900	4,925,879
Supplier agreements	17.64	295	10,861
Software	20.80	201,476	141,178
Other	10.00	29,451	110,152
		5,709,964	6,557,009

Cost		12,540,497	12,378,761
Amortization		(6,830,533)	(5,821,752)
Closing balance		5,709,964	6,557,009
17 TRADE ACCOUNTS PAYABLE

	12/31/2024	12/31/2023
In local currency
Third party (1) (2)	4,681,065	3,946,185
Related party (Note 11.1) (3)	1,457	1,023
In foreign currency
Third party (2)	1,350,763	1,625,011
	6,033,285	5,572,219
(1)Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on December 31, 2024 was R$555,063 (R$281,350 at December 31, 2023).
(2)Within the balance of suppliers, the following balances refer to the Cerrado Project, R$107,418 (R$523,408 on December 31, 2023) in local currency and R$241,497 (R$1,080,028 on December 31, 2023) in foreign currency.
(3)The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.

66

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

17.1 Long-term commitments
The Company entered into long-term take-or-pay agreements with chemicals, transportation and natural gas suppliers. These agreements contain termination and supply interruption clauses in the event of defaults on certain essential obligations. Generally, the Company purchases the minimum amounts agreed under the agreements, and hence there is no liability recorded in the amount that is recognized each month. The total contractual obligations assumed on December 31, 2024 were R$26,239,939 (R$14,606,380 at December 31, 2023).
18 LOANS, FINANCING AND DEBENTURES
18.1 Breakdown by type

				Current		Non-current			Total
Type	Currency	Interest rate	Average annual interest rate - %	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
In foreign currency
Bonds	USD	Fixed	5.0%	3,229,641	841,625	49,166,804	40,122,749	52,396,445	40,964,374
Panda Bonds	CNY	Fixed	2.8%	4,224		1,016,331		1,020,555
Export credits (“export prepayments”)	USD	SOFR/Fixed	5.4%	6,236,806	2,690,891	16,283,736	14,487,252	22,520,542	17,178,143
Assets financing	USD	SOFR	3.7%	137,300	61,924	298,252	220,199	435,552	282,123
ECA - Export Credit Agency	USD	SOFR	6.3%	7,297		769,702		776,999
IFC - International Finance Corporation (1)	USD	SOFR	6.0%	(12,051)	731	5,858,208	2,871,399	5,846,157	2,872,130
EDC - Export Development Canada	EUR	Fixed	1.0%	4,210	7,903	4,455		8,665	7,903
				9,607,427	3,603,074	73,397,488	57,701,599	83,004,915	61,304,673
In local currency
BNDES	BRL	UMBNDES	7.2%	157		157,555		157,712
BNDES	BRL	TJLP	8.6%	100,556	49,348	101,587	199,988	202,143	249,336
BNDES	BRL	TLP	14.8%	94,903	57,060	4,607,102	3,123,727	4,702,005	3,180,787
BNDES	BRL	Fixed			4,020				4,020
BNDES	BRL	SELIC	14.5%	243,223	65,013	704,825	857,419	948,048	922,432
BNDES	BRL	TR	2.2%	84		70,015		70,099
Assets financing	BRL	CDI	18.1%	18,427	17,037	56,956	71,235	75,383	88,272
NCE (“Export credit notes”)	BRL	CDI	18.5%	3,027	3,114	100,000	100,000	103,027	103,114
NCR (“Rural producer certificates”)	BRL	CDI	14.8%	312,652	101,739	2,000,000	1,998,270	2,312,652	2,100,009
Export credits (“export prepayments”)	BRL	Fixed			791,306				791,306
Debentures	BRL	CDI/IPCA	15.4%	120,931	66,536	9,738,616	8,362,207	9,859,547	8,428,743
				893,960	1,155,173	17,536,656	14,712,846	18,430,616	15,868,019
				10,501,387	4,758,247	90,934,144	72,414,445	101,435,531	77,172,692

Interest on financing				1,541,312	1,232,810			1,541,312	1,232,810
Non-current funding				8,960,075	3,525,437	90,934,144	72,414,445	99,894,219	75,939,882
				10,501,387	4,758,247	90,934,144	72,414,445	101,435,531	77,172,692
(1) The balances shown as negative correspond to fundraising costs

67

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

18.2 Breakdown by maturity - non-current

	2026	2027	2028	2029	2030	2031 onwards	Total
In foreign currency
Bonds	3,074,751	4,318,390	3,083,311	10,758,081	6,150,231	21,782,040	49,166,804
Panda Bonds (1)	(1,211)	1,017,542					1,016,331
Export credits (“export prepayments”)	5,668,270	4,889,574	3,832,090	1,893,802			16,283,736
Assets financing	110,452	112,204	69,012	6,584			298,252
ECA - Export Credit Agency (1)	(670)	(845)	(780)	(912)	(847)	773,756	769,702
EDC - Export Development Canada			1,114	1,114	1,114	1,113	4,455
IFC - International Finance Corporation (1)	(6,668)	305,291	1,587,751	2,613,047	1,358,787		5,858,208
	8,844,924	10,642,156	8,572,498	15,271,716	7,509,285	22,556,909	73,397,488
In local currency
BNDES – TJLP	90,078	3,634	3,634	3,634	607		101,587
BNDES – TLP	98,668	158,812	155,980	141,823	366,249	3,685,570	4,607,102
BNDES – SELIC	254,966	33,888	33,933	33,979	34,024	314,035	704,825
BNDES – TR	4,178	4,734	4,734	4,734	4,734	46,901	70,015
BNDES - UMBNDES	4,258	8,516	8,516	8,516	8,516	119,233	157,555
Assets financing	18,741	19,114	19,034	67			56,956
NCE (“Export credit notes”)		25,000	25,000	25,000	25,000		100,000
NCR (“Rural producer certificates”)					2,000,000		2,000,000
Debentures (1)	(7,431)	(11,767)	738,297	(11,477)	518,399	8,512,595	9,738,616
	463,458	241,931	989,128	206,276	2,957,529	12,678,334	17,536,656
	9,308,382	10,884,087	9,561,626	15,477,992	10,466,814	35,235,243	90,934,144
(1) The balances shown as negative correspond to fundraising costs, which are amortized on a straight-line basis.
18.3 Roll-forward of loans, financing and debentures

	12/31/2024	12/31/2023
Opening balance	77,172,692	74,574,591
Fundraising, net of issuance costs	15,692,905	10,944,794
Interest accrued	5,413,707	4,797,094
Monetary and exchange rate variation, net	17,728,324	(4,185,675)
Settlement of principal	(9,410,807)	(4,296,447)
Settlement of interest	(5,241,389)	(4,728,998)
Amortization of fundraising costs	80,099	67,333
Closing balance	101,435,531	77,172,692

68

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

18.4 Fundraising costs
The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	12/31/2024	12/31/2023
Bonds	434,970	266,520	168,450	164,825
NCE	125,222	125,222		2,696
Export credits (“export prepayments”)	219,946	156,866	63,080	52,162
Debentures	159,675	34,012	125,663	102,235
BNDES	81,730	55,953	25,777	9,854
IFC - International Finance Corporation	81,726	3,007	78,719	38,911
Others	20,912	14,113	6,799	598
	1,124,181	655,693	468,488	371,281
18.5 Guarantees
Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment is offered as collateral by the Company, as disclosed in Note 15.1.
The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.
18.6 Relevant transactions entered into during the year
18.6.1 Export Prepayment
On February 15, 2024, the Company raised, with several banks (a syndicated operation), an export prepayment ("EPP") in the amount of US$780,000 (equivalent to R$3,877,380), at a floating rate based on SOFR + 1.65% p.a (increasing by 0.05% p.a until maturity), with final maturity in February 2029, as part of the rollover process of a partially settled EPP on the same date.
18.6.2 Rural Credit Note
On March 28, 2024, the Company raised, with Safra Bank, a Rural Credit Note in the amount of R$200,000, with a post-fixed interest rate of 100% of the CDI, with final maturity in March 2025.
18.6.3 Export Development Canada (“EDC”)
On April 30, 2024, the Company raised with from EDC in the amount of US$125,000 (equivalent to R$646,475) at a floating rate of SOFR + 1.74%, with final maturity in April 2031.
18.6.4 Debentures
On May 29, 2024, the Company issued simple, non-convertible debentures, unsecured, in three series, totaling R$5,900,000, as part of a debt rollover strategy. The debenture consists of three parts: (i) R$1,000,000 at a cost of CDI + 0.80% p.a., with a total term of eight years and equal amortizations in May 2031 and May 2032; (ii) R$4,000,000 at a cost of CDI + 1% p.a., with a total term of ten years and equal amortizations in May 2033 and May 2034; and (iii) R$900,000 (incentivized debenture) at a cost of IPCA + 6.11% p.a., with a total term of twelve years and equal amortizations in May 2035 and May 2036.

69

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

18.6.5 BNDES
On June 27, 2024, the Company raised with from BNDES in the amount of R$65,000, indexed by the Long-Term Interest Rate (TLP - 5.56% p.a.), plus fixed interest of 1.75% p.a., with a one-year principal grace period and final maturity in December 2043. The funds were allocated to industrial projects.
On August 26, 2024, the Company raised from BNDES in the amount of R$1,110,000, indexed by the Long-Term Rate (TLP = IPCA + 5.48% p.a.), plus fixed interest of 1.75% p.a., with a 7-year principal grace period and final maturity in May 2044. The funds were allocated to forestry projects.
On October 16, 2024, the Company raised from BNDES in the amount of R$32,000, indexed by the Long-Term Rate (TLP - 5.27% p.a.), plus fixed interest of 1.75% p.a., with final maturity in October 2042. The funds were allocated to industrial projects.
On November 8, 2024, the Company raised from BNDES in the amount of R$154,000, indexed by the Long-Term Rate (TLP - 5.23% p.a.), plus fixed interest of 1.65% p.a., with final maturity in December 2037. The funds were allocated to forestry projects.
On December 20, 2024, the Company raised from the BNDES in the amount of R$61,000, indexed by the reference rate (“TR”), plus fixed interest of 2.24% p.a., with a grace period of 1 year and final maturity in December 2040. The funds were allocated to technological innovation projects.
On December 26, 2024, the Company raised from the BNDES in the amount of R$208,981, indexed by the exchange rate variation of the US dollar against the Real, plus fixed interest of 1.65% p.a., with a grace period of one and a half years and final maturity in December 2044. The funds were allocated for industrial projects.
18.6.6 Advance of exchange contract (“ACC”)
On May 17, 2024, the Company rolled over an ACC of US$100,000 (equivalent to R$555,890), indexed at a fixed rate of 6% p.a. and originally maturing on May 17, 2024, to a new rate of 6.46% p.a. with a new maturity on May 19, 2025.
On June 5, 2024, the Company raised an ACC from BNP bank in the amount of US$15,000 (equivalent to R$83,383), indexed at a fixed rate of 6.43% p.a., with a maturity on June 9, 2025.
On June 21, 2024, the Company rolled over an ACC of US$35,000 (equivalent to R$194,561), indexed at a fixed rate of 6.52% p.a. and originally maturing on June 21, 2024, to a new rate of 6.54% p.a. with a new maturity on May 21, 2025.
18.6.7 Panda Bonds
On November 15, 2024, the Company issued a panda bond in China in the amount of CNY1,200,000 (equivalent to US$166,000 and R$960,891) at a fixed cost of 2.8% with a final term of three years.
The Panda Bonds have been certified as green bonds according to the analysis of the China Green Bond Standard Committee. Suzano has also voluntarily obtained an independent Second Party Opinion from Sustainalytics US Inc., which ensures that the allocation of funds under this operation is in line with the Green Bond Principles published by the International Capital Markets Association (ICMA).
18.6.8 International Finance Corporation (“IFC”)
On December 10, 2024, the Company drew down the amount available under a credit line with the IFC and a syndicate of commercial banks, in the amount of US$350,000 (equivalent to R$2,118,515).

70

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

The financing is made up of the following parts: (i) “B-loan - tranche 1”, in the amount of US$105,000 (equivalent to R$635,554), at a cost of Term SOFR + 1.60% p.a. and a total term of five years. and a total term of five years, with a principal grace period of three years; and (ii) “B-Loan - tranche 2”, in the amount of US$245,000 (equivalent to R$1,482,961) at a cost of Term SOFR + 1.80% p.a. and a total term of six years, with a principal grace period of four years.
The credit operation has sustainability performance indicators (KPIs) associated with targets for: (a) reducing the intensity of greenhouse gas (GHG) emissions; and (b) increasing the representation of women in leadership positions in the company. The funds will be allocated to the Cerrado Project.
18.7 Significant transactions settled during the year
18.7.1 Export Prepayment
On February 15, 2024, the Company partially settled, in advance, a pre-export facility with several banks (a syndicated operation), in the total amount of US$620,000 (equivalent to R$3,209,057 (principal and interest)). The residual amount of this operation maintained its original maturity in February 2026, with a floating rate based on SOFR + 1.41% p.a.
On June 7, 2024, the Company early settled a debenture with Bradesco bank in the total amount of R$4,926,631 (principal and interest) as part of a debt rollover strategy. The original maturity of the debenture was in June 2025 and June 2026, with an annual rate of 112.5% of CDI.
19 LEASES
19.1 Right of use
The balances rolled-forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balances at December 31, 2022	3,283,156	112,553	85,756	1,623,118	4,643	5,109,226
Additions/updates	496,236	206,847	101,124		9,702	813,909
Depreciation (1)	(386,436)	(134,587)	(59,448)	(124,890)	(2,346)	(707,707)
Write-offs (2)	(12,658)				(6,139)	(18,797)
Balances at December 31, 2023	3,380,298	184,813	127,432	1,498,228	5,860	5,196,631
Additions/updates	506,373	157,542	41,235		39,076	744,226
Depreciation (1)	(408,000)	(167,312)	(54,275)	(124,890)	(2,587)	(757,064)
Write-offs (2)	(3,102)					(3,102)
Balances at December 31, 2024	3,475,569	175,043	114,392	1,373,338	42,349	5,180,691
(1)The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.
(2)Write-off due to cancellation of contracts.
On December 31, 2024 and 2023, the Company does not have commitments to lease agreements not yet in force.

71

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

19.2 Lease liabilities
The balance of lease payables on December 31, 2024, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.27	October/2052	3,951,880
Machinery and equipment	11.19	April/2035	273,019
Buildings	10.75	May/2031	117,387
Ships and boats	11.25	February/2039	2,626,083
Vehicles	11.10	November/2028	4,546
			6,972,915
(1)To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.
(2)Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.
The balances rolled-forward are set out below:

	12/31/2024	12/31/2023
Opening balance	6,243,782	6,182,530
Additions	744,226	813,909
Write-offs (2)	(3,102)	(18,797)
Payments	(1,325,398)	(1,218,399)
Accrual of financial charges (1)	700,283	664,651
Exchange rate variations	613,124	(180,112)
Closing balance	6,972,915	6,243,782

Current	872,228	753,399
Non-current	6,100,687	5,490,383
(1)On December 31, 2024, the amount of R$249,135 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$223,055 as of December 31, 2023).
(2)Write-off due to cancellation of contracts.
The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.
19.2.1 Amounts recognized in the statement of income for the year
The amounts recognized are set out below:

	12/31/2024	12/31/2023
Expenses relating to short-term assets	6,477	8,005
Expenses relating to low-value assets	4,083	2,611
	10,560	10,616

72

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

20 PROVISION FOR JUDICIAL LIABILITIES
The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.
The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.
The Company’s Management believes that, based on the available information as of the date of these consolidated financial statements, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:
20.1 Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

					12/31/2024
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	468,839	349,058	139,435	2,155,545	3,112,877
Payments	(60,081)	(89,221)	(6,795)		(156,097)
Reversal	(9,540)	(89,941)	(1,951)	(27,820)	(129,252)
Additions	4,689	162,456	72,605		239,750
Monetary adjustment	4,057	21,574	12,259		37,890
Provision balance	407,964	353,926	215,553	2,127,725	3,105,168
Judicial deposits	(66,746)	(91,596)	(20,076)		(178,418)
Provision balance at the end of the year	341,218	262,330	195,477	2,127,725	2,926,750
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$1,994,444 and civil lawsuits in the amount of R$133,281, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.

					12/31/2023
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	419,915	255,805	118,729	2,645,705	3,440,154
Payments	(1,717)	(37,172)	(3,014)		(41,903)
Reversal	(18,035)	(101,375)	(11,337)	(490,160)	(620,907)
Additions	37,656	211,690	21,335		270,681
Monetary adjustment	31,020	20,110	13,722		64,852
Provision balance	468,839	349,058	139,435	2,155,545	3,112,877
Judicial deposits	(154,469)	(82,305)	(15,694)		(252,468)
Provision balance at the end of the year	314,370	266,753	123,741	2,155,545	2,860,409
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,015,075 and civil lawsuits in the amount of R$140,470, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement. The amount of R$372,541 refers to the penalty cancellation of the contingent liability assumed on the business combination with Fibria, described in note 20.2.1 (i).

20.1.1 Tax and social security
On December 31, 2024, the Company has 58 (32 as of December 31, 2023) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.

73

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

20.1.2 Labor
On December 31, 2024, the Company has 1,178 (1,241 as of December 31, 2023) labor lawsuits.
In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.
20.1.3 Civil, environment and real estate
On December 31, 2024, the Company has 97 (76 as at December 31, 2023) civil, environmental and real estate proceedings.
The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.
20.2 Contingencies with possible losses
The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	12/31/2024	12/31/2023
Taxes and social security (1)	9,837,082	9,775,068
Labor	171,480	194,883
Civil and environmental (1)	5,065,714	4,462,964
	15,074,276	14,432,915
(1)The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$R$2,108,635 (R$2,135,869 as of December 31, 2023), which were recorded at fair value resulting from business combinations with Fibria, as presented in Note 20.1.1 above.
20.2.1 Tax and social securities

For the year ended December 31, 2024, the Company had 673 (733 as of December 31, 2023) tax proceedings whose likelihood of loss is considered possible, in the total amount of R$9,837,082 (R$9,775,068 as of December 31, 2023) for which no provision was recorded.
The other tax and social security lawsuits involve various taxes, such as IRPJ, CSLL, PIS, COFINS, ICMS, ISS, IRRF. These disputes primarily arise from differing interpretations of the applicable tax regulations and the information provided in the ancillary obligations.

74

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

The most significant tax cases are outlined below:
(i)Income Tax Assessment - IRPJ/CSLL - Swaps of Industrial and Forestry Assets: In December 2012, the Company received a tax assessment for income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, the closing date of the transaction, when the Company executed an agreement with International Paper regarding a swap of industrial and forestry assets. On January 19, 2016, the Tax Federal Administrative Court (“CARF”) rejected, as per the casting vote of the CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and, given the impossibility of further appeals and the consequent closure of the case at the administrative level, decided to pursue the discussion in the Judiciary. The lawsuit was ruled in favor of the Company's interests and the National Treasury's appeal is currently awaiting judgment at the lower court. In December 2023, pursuant to article 25, § 9ºA, of Law No. 14,689/23, the Active Debt Certificates were rectified to definitively cancel the amounts related to the tax assessment penalty and its charges. According to the Company and its external legal advisors the probability of loss in this case is possible, except for the provisioning of the amount equivalent to the contingent liability assumed arising from the business combination. For the year ended December 31, 2024, the estimated amount of the possible exposure is R$1,688,690 (R$1,630,537 as of December 31, 2023).
(ii)Income tax assessment - IRPJ/CSLL: This refers to an administrative proceeding initiated in October 2023, resulting from tax assessments for IRPJ and CSLL issued against Suzano S.A., for the calendar year of 2019. The infractions alleged include: (i) nondeductible expenses; (ii) improper deduction of operating expenses; (iii) profits earned by the subsidiaries abroad; (iv) goodwill amortization; (v) lack of addition of bonus paid to directors to the CSLL calculation basis, and (vi) tax loss and negative CSLL basis. The Company filed an administrative objection, which was partially upheld. Currently, the voluntary appeal filed by the Company and the ex officio appeal filed by the National Treasury are awaiting judgment. For the year ended December 31, 2024, the total amount of the possible exposure is R$920,628 (R$845,164 as of December 31, 2023).
(iii)Income Tax Assessment - IRPJ/CSLL - Disallowance of Depreciation, Amortization and Depletion Expenses – 2010 period: In December 2015, the Company received a tax assessment demanding the payment of IRPJ and CSLL. The assessment challenges the deductibility of depreciation, amortization and depletion expenses of 2010, which the Company had included in its income tax calculations. The Company filed an administrative appeal, which was partially upheld. This decision was subject to a voluntary appeal, filed by the Company in November 2017. The judgment was converted into a due diligence process, and currently, the Company is awaiting the completion of the due diligence. For the year ended December 31, 2024 the total amount of the possible exposure is R$875,466 (R$827,186 as of December 31, 2023).
(iv)Tax Assessment - IRPJ/CSLL: On October 5, 2020, the Company was notified of a Tax Assessment issued by the Brazilian Internal Revenue Service ("RFB") claiming the payment of IRPJ and CSLL credits, resulting from the remeasurement of the profit of its subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. In addition to the Company, the statutory executive officers of Suzano Trading were also included as co-defendants. Based on the legal advisors hired to present the defense, the Company classifies, the risk of loss as possible with reference to the Company and, with reference to the Officers, also possible but with a higher chance of winning (possible to remote). The Company presented the administrative defense and, currently, through Resolution No.104000033, the judgment was converted into a diligence. Currently awaiting the conclusion of the due diligence. In the year ended December 31, 2024 the total amount of the possible exposure is R$609,548 (R$563,723 as of December 31, 2023).

75

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

(v)PIS/COFINS – Goods and Services – Period of 2009 to 2011: In December 2013, the Company was assessed by the RFB demanding the collection of PIS and COFINS credits disallowed for allegedly not being linked to its operational activities. In the first instance, the objection filed by the Company was dismissed. A voluntary appeal was filed and it was partially upheld in April 2016. From this decision, the Company filed a special appeal, and certain divergences were admitted for consideration by the Superior Chamber of Tax Appeals (“CSRF”). The National Treasury also filed a special appeal with the Superior Chamber. Currently, the partial settlement of the ruling is being discussed, and the special appeal is awaiting judgment by the CSRF. For the year ended December 31, 2024 the total amount of the possible exposure is R$201,199 (R$190,875 as of December 31, 2023).
(vi)Tax Assessment - Taxation on a universal basis – Period of 2015: On November 3, 2020, the Company was notified of a Tax Assessment issued by the RFB under the accusation that it had failed to pay IRPJ and CSLL for the 2015 calendar year. The infraction was based on the lack of addition, in determining the real profit and the CSLL calculation base, of the profits earned by its foreign subsidiaries. Based on the legal advisors hired to present the defense, the Company classified the risk of loss as possible. The Company filed an administrative defense, which was partially upheld in the first instance. Following this decision, the Company filed a voluntary appeal on June 8, 2024, which was partially upheld on May 14, 2024, resulting in the cancellation of the majority of the tax assessment. For the remaining portion, the Company filed a special appeal, which is currently awaiting judgment. For the year ended December 31, 2024 the total amount of exposure is R$4,712 (R$176,917 as of December 31, 2023).
(vii)Tax incentive - Agency for the Development of Northeastern Brazil (“ADENE”): In 2002, the Company applied for and was granted by the RFB the right to benefit from a reduction in the IRPJ and non-refundable additional taxes calculated on operating profit, for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), all located in the Aracruz unit, under the condition of making new investments in its units located in the area covered by ADENE. In 2004, the Company received a notice from the extrajudicial administrator of the extinct Superintendency for the Development of the Northeast (“SUDENE”), informing it that the right to enjoy the benefit previously granted was deemed unfounded and would be revoked. In 2005, a tax assessment was issued demanding alleged amounts relating to the tax incentive enjoyed up to that point. After administrative discussion, the tax assessment was partially upheld recognizing the Company's right to benefit from the tax incentive until 2003. The Company's management, advised by its legal advisors, believes that the decision to cancel the referred tax benefits is incorrect and should not prevail, whether concerning the benefits already enjoyed or those not yet enjoyed until their respective final terms. Currently, the contingency is being discussed in the judicial sphere. The Company is awaiting the judgment of the appeal filed against the unfavorable decision. For the year ended December 31, 2024 the total amount of the possible exposure is R$150,869 (R$143,912 as of December 31, 2023).
(viii)Offsetting - IRRF - Period 2000: The Company filed a process to offset IRRF credits for the year ended December 31, 2000 against debts owed to the RFB. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. The Company filed a Voluntary Appeal with CARF against this decision and the judgment was converted into a due diligence process. The Voluntary Appeal is currently awaiting judgment. For the year ended December 31, 2024 the total amount of the possible exposure is R$125,489 (R$120,871 as of December 31, 2023).

76

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

(ix)IRPJ/CSLL - Partial Approval – 1997 Period: The Company filed a process to offset credits arising from tax losses for the year 1997 against debts owed to the RFB . In March 2009, the tax authorities approved only R$83,000, resulting in a difference of R$51,000. The Company is still awaiting the conclusion of the analysis of the credits under administrative review following a favorable decision by CARF in August 2019, which upheld the voluntary appeal filed by the Company. For the remaining portion of the credit, the Company filed a lawsuit to discuss the matter which is currently awaiting judgment in the second instance of its appeal, filed after an unfavorable ruling. For the year ended December 31, 2024, the total amount of the possible exposure is R$122,319 (R$117,130 as of December 31, 2023).
(x)Tax Assessment - IRPJ/CSLL: Administrative proceeding demanding the collection of IRPJ and CSLL for the 2015 calendar year. The infractions alleged include (i) transfer pricing; and (ii) non-deductible expenses. The Company filed an objection in January 2020, which was partially upheld. Following this decision, the Company filed a voluntary appeal, and the judgment was converted into a due diligence process. Currently, the Company is awaiting the beginning of the due diligence process. For the year ended December 31, 2024, the total amount of the possible exposure is R$112,168 (R$106,477 as of December 31, 2023).
(xi)Tax Assessment - IRPJ and Negative Balance: This refers to a Decision Dispatch that partially approved the offsetting carried out by the Company, due to the use of credits from a Negative Balance, arising from withholding tax, calculated for the period from January 2016 to December 2016. The Company filed an administrative objection, which was fully upheld in its favor. For the year ended December 31, 2024, there is no estimated amount of exposure due to the favorable outcome (R$102,496 as of December 31, 2023).
(xii)IRPJ/CSLL - Partial Approval – 2000 Period: In 2024, the Company submitted a request to offset credits arising from the negative balance calculated in the year 2000 against debts owed to the Brazilian Federal Revenue Service (“RFB”). The RFB fully disallowed the tax credit. After presenting the defense and the appropriate appeals, the process ended unfavorably for the Company at the administrative level. The Attorney General's Office of the National Treasury (“PGFN”) filed a tax execution to collect the amounts, at which time the Company filed the appropriate motions to stay the tax execution, which were partially upheld. The Company has filed an Appeal, which is awaiting judgment. For the year ended December 31, 2024, the estimated amount of exposure is R$101,654.
20.2.2 Labor
On December 31, 2024, the Company was a defendant in 1,135 labor lawsuits, totaling R$171,480 (1,034 labor lawsuits, totaling R$194,883 as of December 31, 2023).
The Company also has several lawsuits in which employees’ unions in the states of Bahia, Espírito Santo, Maranhão, São Paulo and Mato Grosso do Sul are included.
20.2.3 Civil, environmental and real estate
On December 31, 2024, the Company was a defendant in approximately 201 civil, environmental and real estate lawsuits, totaling R$5,065,714 (219 lawsuits totaling R$4,462,964 as of December 31, 2023).

77

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

In general, the civil and environmental proceedings in which the Company, including its subsidiaries, is a defendant, are mainly related to discussions regarding eligibility for environmental licenses, repair of environmental damage, matters relating to indemnities, including those arising from discussions about contractual obligations, precautionary measures, possessory actions, damage repair and revision actions, actions aimed at the recovery of credits (collection actions, monitoring, execution, credit qualifications related to bankruptcy and judicial recovery), actions of social movements interest, such as landless workers, quilombola communities, indigenous people and fishers, and actions resulting from traffic accidents. The Company has a general civil liability insurance policy that aims to cover, within the limits contracted in the policy, any legal convictions arising from damages to third parties (including employees).
The most relevant civil cases are set forth below:
(i)The Company is involved in 3 Public Civil Actions (“ACPs”) filed by the Federal Public Prosecutor's Office (“MPF”) in which it requests (i) an injunction that the Company's trucks stop transporting wood on federal highways above the legal weight restrictions (ii) an increase in the fine for excess weight to be applied to Suzano and (iii) compensation for material damage caused to federal highways, the environment and the economic order and compensation for moral damage. One of the ACPs was judged partially well-founded and the Company filed an appeal to the competent court with a request to suspend the effects of the judgment, which is still pending assessment. The other two lawsuits were dismissed and an appeal is pending. In September 2021, both were suspended due to a decision by the STJ to evaluate the points of discussion in the form of a repetitive appeal. In December 2024, the STJ judged the repetitive appeals to allow the application of a double penalty (administrative and judicial), establishing a thesis authorizing the imposition of injunctive relief and civil liability. At the moment, the União Comércio and CNT have filed motions for clarification to highlight various gaps and omissions identified in the judgment.
(ii)The company sued a competitor in the central-western region over the improper and unauthorized use of a variety of eucalyptus protected by intellectual property rights (cultivar) of the incorporated subsidiary Fibria. The prohibition on the cultivation of this biological asset by the competitor was protected by an injunction, which was confirmed in a judgment in favor of the Company, with the Company initiating the liquidation of the judgment. However, at the appeal stage and in an extended trial, there was a ruling against the Company recognizing a supposed incidental nullity of the cultivar, a decision that is currently subject to a motion for clarification. It should be noted that, in parallel, there is also a lawsuit in the Federal Court in which the competitor filed an action to annul the registration of the cultivar, but, to date, there has been no decision in this process determining the nullity or restricting the Company's right.

78

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

21 EMPLOYEE BENEFIT PLANS
The Company provides supplementary pension plan and defined benefit plan, such as medical assistance and life insurance, as set forth below:
21.1 Pension plan
The Company has current supplementary retirement plans, as disclosed below.
21.1.1 Pension plan – Suzano Prev
In 2005, the Company established the Suzano Prev pension plan, managed by BrasilPrev, an open private pension entity, which serves the employees of Suzano Group Companies, in the form of a defined contribution plan.
Under the terms of the benefit plan agreement, for employees who have a salary above 10 Suzano reference units (“URS”), in addition to the 0.5% contribution, the contributions of the Company matches the employees' contributions, and affect the portion of the salary that exceeds 10 URS, which can vary between 1% and 6% of the nominal salary. This plan is called Basic Contribution 1.
The Company's contributions to the employees are 0.5% of the nominal salary that does not exceed 10 URS, even though there is no contribution by the employees. This plan is called Basic Contribution 2.
From August 2020, employees who have a salary lower than 10 URS will be able to invest 0.5% or 1% of their nominal salary, and the Company will monitor the employee's contributions. The employee can choose to invest up to 12% of their salary in the Suzano Prev pension plan, and the excess of Basic Contribution 1 or 2 may be invested in the supplementary contribution, where there is no counter-entry from the Company, and the employee must consider the two contributions within the limit of 12% of their salary.
Access to the balance constituted by the Company's contributions only occurs upon dismissal, and is directly related to the length of the employment relationship.
Contributions made by the Company, for Suzano Prev pension plan managed by Brasilprev Seguros e Previdência S.A., for the year ended December 31, 2024 amounted R$21,719 (R$18,342 as of December 31, 2023) recognized under the cost of sales, selling and general and administrative expenses.
21.2 Defined benefits plan
The Company offers the medical assistance and life insurance in addition to the pension plans, which are measured based on actuarial calculations and recognized in the financial statement, as detailed below.
21.2.1 Medical assistance
The Company guarantees healthcare program cost coverage for a group of former employees who retired up to 2007, as well as their spouses for life and underage dependents.
For other groups of former employees, who exceptionally, according to the Company’s criteria and resolutions or based on rights related to compliance with pertinent legislation, the Company ensures the healthcare program.
The main actuarial risks related are: (i) lower interest rates; (ii) longer than expected mortality tables; (iii) higher than expected turnover; and (iv) higher than expected growth in medical costs.

79

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

21.2.2 Life insurance
The Company offers the life insurance benefit to the group of former employees who retired up to 2005 at the Suzano and São Paulo administrative offices, and did not opt for the supplementary retirement plan.
The main actuarial risks are: (i) lower interest rates; and (ii) higher than expected mortality.
21.2.3 Roll-forward of actuarial liability
The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	12/31/2024	12/31/2023
Opening balance	833,683	691,424
Interest on actuarial liabilities	73,853	67,272
Current service cost	1,997	1,959
Actuarial loss – experience	(125)	57,765
Actuarial loss (gain) – financial assumptions	(137,649)	70,762
Benefits paid directly by entity	(50,199)	(55,499)
Closing balance	721,560	833,683
21.2.4 Economic actuarial assumptions and biometric data

	12/31/2024	12/31/2023
Economic
Nominal discount rate – medical assistance and life insurance	11.16% p.a.	9.14% p.a.
Medical cost growth rate	6.86% p.a.	6.86% p.a.
Nominal inflation	3.50% p.a.	3.50% p.a.
Aging factor	0 to 24 years: 1.50% p.a.	0 to 24 years: 1.50% p.a.
	25 to 54 years: 2.50% p.a.	25 to 54 years: 2.50% p.a.
	55 to 79 years: 4.50% p.a.	55 to 79 years: 4.50% p.a.
	Above 80 years: 2.50% p.a.	Above 80 years: 2.50% p.a.
Biometric
Table of general mortality	AT-2000	AT-2000
Table of mortality of disabled persons	IAPB 57	IAPB 57
Turnover	1.00% p.a.	1.00% p.a.
Other
Retirement age	65 years	65 years
Family composition	Men 4 years + older	Men 4 years + older
	and 90% married	and 90% married
Permanency in the plan	100%	100%

80

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

21.2.5 Sensitivity analysis
The sensitivity analysis regarding the relevant assumptions of the plans show the impact on the liability balance:

Discount rate		Medical costs growth rate
+0.50%	691,494	+1.00%	788,124
21.2.6 Forecast amounts and average duration of payments of obligations
The expected benefit payments for future years (ten years), from the obligation of benefits granted and the average duration of the plan obligations are as set forth below:

Payments	Medical assistance and life insurance
2025	53,601
2026	57,267
2027	60,995
2028	64,862
2029	68,645
2029 to 2034	397,704
22 SHARE-BASED COMPENSATION PLAN
The Company grants members of the statutory and non-statutory board of directors, key employees and members of the Board of Directors (“Beneficiaries”) long-term share-based incentive plans, approved at the General Meeting with the objectives of: (i) aligning the interests of the beneficiaries with the interests of the Company and its shareholders, (ii) attracting, rewarding, retaining and incentivizing the beneficiaries to conduct the Company's business in a sustainable manner, within appropriate risk limits and aligned with the interests of the shareholders, and (iii) granting a financial incentive to the beneficiaries.
The plans granted by the Company are: (i) Phantom Shares Plan (“PS”), settled in in local currency and (ii) Restrict Shares Plan ("Performance Shares"), settled in shares.
The characteristics and measurement criteria of each plan are disclosed below:
22.1 Phantom shares plan (“PS”)
The number of phantom shares to be granted to each beneficiary is calculated based on a fixed financial amount per beneficiary.
The beneficiary may only exercise the rights to the phantom shares once the vesting period has been completed, lasting up to 5 (five) years from the date of grant, in accordance with the characteristics of each plan.
The settlement of the phantom shares is in cash, and the amount will be calculated by multiplying the number of shares granted by the value of the share measured based on the average price of the last 90 (ninety) trading sessions.
Since phantom stock option plans are settled in cash, their fair values are measured at the end of each reporting period.
If the beneficiaries leave the Company during the vesting period, they lose the right to exercise the phantom shares.

81

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

The plan transactions are presented below:

		Number of shares
Year of grant	Fair value on grant date	31/12/2023	Granted during of the year	Cancelled	Exercised (1)	31/12/2024	Available for completion	Restricted year for transfer of shares
								2025	2026	2027	2028
2019	R$42.81	39,461	903		(40,364)
2020	R$38.36	984,160	22,525	(204,963)	(768,338)	33,384	33,384
2021	R$62.15	1,724,020	39,387	(66,231)	(822,696)	874,480	425,280	449,200
2022	R$57.54	3,686,722	84,207	(286,478)	(23,014)	3,461,437		3,113,607	324,611	23,219
2023	R$48.79	3,294,062	74,647	(283,548)	(32,982)	3,052,179		28,333	2,721,535	302,311
2024	R$56.52		2,759,878	(81,947)	(2,914)	2,675,017			2,893	2,467,693	204,431
Number of stock options		9,728,425	2,981,547	(923,167)	(1,690,308)	10,096,497	458,664	3,591,140	3,049,039	2,793,223	204,431

Book value		268,489	173,486		(80,001)	361,974
Book value of the previous year		162,117	154,318		(47,946)	268,489
(1)The average price of the share options exercised and exercised due to termination of employment on December 31, 2024 was R$42.36 (forty-two reais and thirty-six cents) (R$58.07 (fifty-eight reais and seven cents) as at December 31, 2023).
22.2 Restricted shares plan (“Performance Shares”)
Each performance share corresponds to 1 (one) common, registered, book-entry share with no par value issued by the Company, to be delivered to the beneficiary once the conditions established in this plan have been met.
The acquisition of rights to the beneficiaries is subject to: (i) continued permanence of the beneficiaries as directors of the Company during the vesting period, (ii) achievement of the goals assigned in the programs and (iii) any other conditions determined by the Board of Directors in each grant made.
The vesting period may last up to 5 (five) years, starting from the date of grant, according to the characteristics of each plan.
The number of performance shares to be effectively delivered to each beneficiary will depend on the achievement of the goals linked to the respective programs and contracts, and will be determined after the vesting period. This calculation will also consider the Total Shareholder Return (“TSR”), which is an indicator used to measure the performance of the shares of the group of companies characterized as competitors of Suzano.
If beneficiaries leave the Company before fulfilling the conditions for obtaining rights, they lose the right to exercise the restricted share option.

82

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

The plan transactions are presented below:

		Number of stock options
Year of grant	Fair value on grant date	31/12/2023	Shares granted/provisioned	Exercised	31/12/2024	Restricted year for transfer of shares
						2025	2026	2027	2029
2021	R$51.70	111,685	2,559	(114,244)
2022	R$53.81	113,161	2,639		115,800	115,800
2023	R$51.45	367,903	15,665		383,568		268,534	115,034
2024	R$55.27		3,371,612	(890,869)	2,480,743	337,465	220,540	302,738	1,620,000
Number of stock options		592,749	3,392,475	(1,005,113)	2,980,111	453,265	489,074	417,772	1,620,000

Book value		26,744	81,276	(47,794)	60,226
Book value of the previous year		18,425	8,319		26,744

23 LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	12/31/2024	12/31/2023
Business combinations
Facepa (1)	27,182	25,924
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (2)	93,308	161,263
	120,490	187,187

Current	21,166	93,405
Non-current	99,324	93,782
(1)Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturity in March 2028.
(2)On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US$ exchange rate, and partially updated by the IPCA.

83

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

24 SHAREHOLDERS’ EQUITY
24.1 Share capital
On December 31, 2024, Suzano’s share capital was R$19,269,281 divided into 1,264,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$19,235,546. The breakdown of the share capital is as set out below:

	12/31/2024		12/31/2023
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	29.08	367,612,329	27.76
Controller	196,065,636	15.51	196,065,636	14.81
Managements and related persons	32,784,440	2.59	32,105,783	2.42
Alden Fundo de Investimento em Ações	26,154,744	2.07	26,154,744	1.98
	622,617,149	49.25	621,938,492	46.97
Treasury (Note 24.2)	24,875,787	1.97	34,765,600	2.63
Other shareholders	616,624,679	48.78	667,413,523	50.40
	1,264,117,615	100.00	1,324,117,615	100.00
For the year ended December 31, 2024, SUZB3 common shares ended the period quoted at R$61.78 and R$55.63 on December 31, 2023.
On April 25, 2024, the Board of Directors approved an increase in the Company's share capital in the amount of R$10,000,000, as described in note 1.2.4.
24.2 Dividends and reserve calculations
The Company´s bylaws establishes that the minimum annual dividend shall be the lower of:
(i)25% of the adjusted net income for the year pursuant to Article 202 of Brazilian Law No. 6,404/76; or
(ii)10% of the Company's consolidated operating cash generation (“GCO”) for the year.
In the year ended December 31, 2024, no dividends were distributed as a result of the loss for the year.
On December 4, 2024, the Board of Directors approved the payment of interest on equity by the Company, in the total gross amount of R$2,500,000, as described in note 1.2.8.

84

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

In the year ended December 31, 2023, based on the criteria defined in the bylaws, mandatory minimum dividends were determined in accordance with item (ii) above, as set forth below:

12/31/2023
Accounting EBITDA	19,537,398
Adjustments to EBITDA	(1,264,428)
Adjusted EBTIDA	18,272,970
Capex Maintenance (Sustain)	(6,706,367)
GCO = Adjusted EBTIDA - Capex Maintenance	11,566,603

Dividends (10%) - Art. 26, "c" of the Bylaws	1,156,660
Interest on own capital distributed and dividends	1,500,000
Withholding income tax	(190,119)
Interest on own capital distributed in excess (1)	(153,221)
(1) Considering that the distribution of Interest on own capital in the year ending in 2023 exceeded the minimum mandatory dividends, the Company does not expect to propose additional dividends at the next shareholders' meeting.
24.3 Reserves
24.3.1 Capital reserve
They consist of amounts received by the Company arising from transactions with shareholders that do not pass through the income statement and may be used to absorb losses when they exceed profit reserves and redemptions, reimbursements and purchases of shares.
24.3.2 Income reserves
Reserves are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves, as set forth below:
(i)Legal: measured based on 5% (five percent) of the net profit of each fiscal year as specified in Article 193 of Brazilian Law No. 6,404/76, which shall not exceed 20% of the share capital, whereas in the year in which the balance of the legal reserve plus the capital reserve amounts exceeds 30% (thirty percent) of the share capital, the allocation of part of the profit will not be mandatory. The use of this reserve is restricted to loss compensation and capital increases, and aims to ensure the integrity of the share capital. For the year ended December 31, 2024, the balance of this reserve is R$1,847,109 (R$1,847,109 as of December 31, 2023).
(ii)Capital increase: measured on the basis of up to 90% (ninety percent) of the remaining balance of the net income for the year, limited to 80% (eighty percent) of the share capital, pursuant to the Company's bylaws, after the allocation to the legal reserve and minimum mandatory dividends. The constitution of this reserve aims to ensure the Company has adequate operating conditions. For the year ended December 31, 2024, the balance of this reserve is R$2,807,632 (R$15,670,952 as of December 31, 2023).
(iii)Special statutory: measured on the basis of up to 10% (ten percent) of the remaining balance of net income for the year, and aims to ensure the continuity of the distribution of dividends, up to the limit of 20% of the share capital. For the year ended December 31, 2024, the balance of this reserve is R$1,847,109 (R$1,887,576 as of December 31, 2023).

85

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

(iv)Tax incentives: set up under the terms of article 195-A of Law 6,404/76, amended by Law 11,638/07 and at the proposal of the management bodies, the company will allocate the portion of net income arising from donations or government subsidies to investments, this portion being excluded from the basis for calculating the mandatory dividend. For the year ended December 31, 2024, the balance of this reserve is R$1,319,908 (R$998,237 as of December 31, 2023). This increase can be explained by the reserve relating to the benefits of Operating Profit (note 12.3) and Reinvestment. The Operating Profit, applicable to the plants in the states of Espírito Santo, Maranhão and Bahia (under Sudene's approval), in addition to the plant in Belém do Pará (under Sudam's approval), contributed to a reserve of R$299,515 in the year ended December 31, 2024. With regard to the Reinvestment incentive, used only for the Aracruz (ES), Mucuri (BA) and Imperatriz (MA) units, which are located in the region administered by Sudene, the use of the benefit resulted in an increase of R$14,574 to the reserve for the year. With regard to the investment subsidy tax incentive, in accordance with Law 14.789/2023, the Company taxed the results equivalent to these amounts, and there was no creation of a reserve for this tax incentive for the current year, only the creation of R$7,582, referring to the benefit of the previous year, under the rules prior to Law 14.789/2023.
(v)Investment reserve: constituted in accordance with article 196 of Law No. 6,404/76, modified by Law No. 11,638/07, profit retention is carried out based on a capital budget. This practice aims to meet the needs of the Company's investment plan, previously approved at the Ordinary General Meeting. In the year ended December 31, 2024, the Company absorbed the loss for the year in the amount of R$(7,315,184), ending the year ended 2024 with a balance of R$5,157,140 (R$14,972,324 as of at December 31, 2023).
24.4 Other reserves
These are changes that occur in shareholders' equity arising from transactions and other events that do not originate with shareholders and are disclosed net of tax effects, as set forth below:

	Debenture conversion 5th issue	Actuarial loss	Exchange variation and fair value of financial assets	Exchange variation on conversion of financial statements of foreign subsidiaries	Deemed cost	Total
Balances at December 31, 2022	(45,746)	(144,799)	2,163	3,218	1,904,680	1,719,516
Actuarial loss		(84,828)				(84,828)
Loss on conversion of financial assets and fair value			(865)			(865)
Gain on conversion of financial statements and on foreign investments				5,178		5,178
Partial realization of deemed cost, net of taxes					(100,705)	(100,705)
Balances at December 31, 2023	(45,746)	(229,627)	1,298	8,396	1,803,975	1,538,296
Actuarial loss		90,931				90,931
Loss on conversion of financial assets and fair value			(364,231)			(364,231)
Gain on conversion of financial statements and on foreign investments				163,185		163,185
Partial realization of deemed cost, net of taxes					(79,385)	(79,385)
Balances at December 31, 2024	(45,746)	(138,696)	(362,933)	171,580	1,724,590	1,348,796

86

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

24.5 Treasury shares
On December 31, 2024, the Company had 24,875,787 (34,765,600 as of December 31, 2023) of its own common shares held in treasury, with an average cost of R$53.84 per share, with a historical value of R$1,339,197 (R$1,484,014 as at December 31, 2023) and the market corresponding to R$1,536,826 (R$1,934,010 as at December 31, 2023).
On January 26, 2024, 20,000,000 common shares held in treasury were canceled. Additionally, on August 9, 2024, another 40,000,000 common shares held in treasury were canceled, as described in Note 1.2.3. On the same date, the Company approved a new share buyback program, under which it may acquire up to 40,000,000 common shares of its own issue, with a maximum term of 18 months, ending on February 9, 2026, of which 11,115,300 have already been repurchased up to the year ended December 31, 2024.

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2022	51,911,569	40.84	2,120,324	2,504,214
Repurchase	20,000,000	44.05	880,914	880,914
Canceled	(37,145,969)	40.84	(1,517,224)	(1,570,532)
Balances at December 31, 2023	34,765,600	42.69	1,484,014	1,934,010
Exercised (note 22.2)	(1,005,113)	47.55	(47,794)	(54,213)
Repurchase	51,115,300	54.91	2,806,764	2,806,764
Canceled	(60,000,000)	48.40	(2,903,787)	(3,238,200)
Balances at December 31, 2024	24,875,787	53.84	1,339,197	1,536,826
24.6 Distribution of results

	Limit on share capital %	Distribution of results		Reserve balances
		12/31/2024	12/31/2023	12/31/2024	12/31/2023
Realization of deemed cost, net of taxes		(79,385)	(100,705)
Tax incentive reserve		321,671	118,959	1,319,908	998,237
Legal reserve	20.00%		443,010	1,847,109	1,847,109
Capital increase reserve	80.00%		10,911,226	2,807,632	15,670,952
Special statutory reserve	20.00%		1,212,358	1,847,109	1,887,576
Investments reserve		(7,315,184)		5,157,140	14,972,324
Capital reserve				60,226	26,744
Dividends forfeited		(1,300)
Interest on own capital			1,500,000
		(7,074,198)	14,084,848	13,039,124	35,402,942

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Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

25 EARNINGS (LOSS) PER SHARE
25.1 Basic
The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	12/31/2024	12/31/2023	12/31/2022
Net income (loss) for the year attributed to Controlling shareholders'	(7,074,198)	14,084,848	23,381,617
Weighted average number of shares in the year – in thousands	1,289,637	1,330,020	1,361,264
Weighted average treasury shares – in thousands	(24,836)	(32,827)	(31,043)
Weighted average number of outstanding shares – in thousands	1,264,801	1,297,193	1,330,221
Basic earnings (loss) per common share – R$	(5.59313)	10.85794	17.57724
25.2 Diluted
The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	12/31/2024	12/31/2023	12/31/2022
Net income (loss) for the year attributed to Controlling shareholders'	(7,074,198)	14,084,848	23,381,617
Weighted average number of shares during the year (except treasury shares) – in thousands	1,264,801	1,297,193	1,330,221
Average number of potential shares (stock options) - in thousands		487	317
Weighted average number of shares (diluted) – in thousands	1,264,801	1,297,680	1,330,538
Diluted earnings (loss) per common share – R$	(5.59313)	10.85387	17.57305
The average number of dilutive potential ordinary shares (stock option) is 2,980 thousand shares. Due to the loss on December 31, 2024, the Company does not consider the dilution effect in the measurement.

88

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

26 NET FINANCIAL RESULT

	12/31/2024	12/31/2023	12/31/2022
Financial expenses
Interest on loans, financing and debentures (1)	(4,453,739)	(3,636,730)	(3,648,330)
Amortization of transaction costs (2)	(80,099)	(67,353)	(69,881)
Interest expenses on lease liabilities (3)	(451,148)	(441,596)	(433,613)
Amortization of fair value adjustment			(18,887)
Other	(556,917)	(513,483)	(419,659)
	(5,541,903)	(4,659,162)	(4,590,370)

Financial income
Cash and cash equivalents and marketable securities	1,598,111	1,668,408	818,780
Other	139,323	157,241	148,230
	1,737,434	1,825,649	967,010
Results from derivative financial instruments
Income	2,669,394	10,149,730	11,969,288
Expenses	(11,782,077)	(4,623,016)	(5,207,721)
	(9,112,683)	5,526,714	6,761,567
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	(17,728,324)	4,185,675	3,949,020
Leases	(613,124)	180,112	186,241
Other assets and liabilities (4)	2,456,455	(1,278,060)	(840,668)
	(15,884,993)	3,087,727	3,294,593
Net financial result	(28,802,145)	5,780,928	6,432,800
(1)Excludes R$959,968 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the year ended December 31, 2024 (R$1,160,364 as at December 31, 2023).
(2)On December 31, 2023, in the consolidated statements, the balance of R$19 relating to transaction costs with loans and financing was recognized directly in the income statement.
(3)Includes R$249,135 referring to the reclassification to the biological assets item for the composition of the formation cost (R$223,055 as of December 31, 2023).
(4)Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.
27 NET SALES

	12/31/2024	12/31/2023	12/31/2022
Gross sales	57,017,142	47,601,020	59,550,424
Sales deductions
Returns and cancellations	(234,643)	(155,950)	(91,291)
Discounts and rebates	(6,936,630)	(5,526,032)	(7,459,520)
	49,845,869	41,919,038	51,999,613
Taxes on sales	(2,442,587)	(2,163,463)	(2,168,667)
Net sales	47,403,282	39,755,575	49,830,946

89

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

28 SEGMENT INFORMATION
28.1 Criteria for identifying operating segments
The Board of Directors and Board of Statutory Executive Officers evaluate the performance of the Company’s business segments through the Adjusted EBITDA. The Company has revised the segment note to present Adjusted EBITDA as its performance measure.
The operating segments defined by the Company’s management are set forth below:
i)Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.
ii)Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.
Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.
In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are substantially in Brazil.
28.2 Information of operating segments

	12/31/2024
	Pulp	Paper	Total
Net sales	37,593,462	9,809,820	47,403,282
Domestic market (Brazil)	2,295,258	7,278,586	9,573,844
Foreign market	35,298,204	2,531,234	37,829,438
Asia	15,760,800	24,767	15,785,567
Europe	11,895,394	355,784	12,251,178
North America	6,965,731	914,234	7,879,965
South America and Central	670,157	1,179,840	1,849,997
Africa	6,122	56,608	62,730
Cost of sales	(21,261,705)	(6,139,822)	(27,401,527)

Adjusted EBITDA	20,866,160	2,983,040	23,849,200
Adjustments to EBITDA (*)			1,065,887
Depreciation, depletion and amortization			(9,223,995)
Financial result			(28,802,145)
Net income (loss) before taxes			(13,111,053)

90

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

	12/31/2023
	Pulp	Paper	Total
Net sales	30,677,265	9,078,310	39,755,575
Domestic market (Brazil)	2,144,199	6,719,093	8,863,292
Foreign market	28,533,066	2,359,217	30,892,283
Asia	13,588,032	72,133	13,660,165
Europe	8,701,141	302,131	9,003,272
North America	5,682,010	476,429	6,158,439
South America and Central	558,601	1,437,181	1,995,782
Africa	3,282	71,343	74,625
Cost of sales	(19,694,674)	(5,382,001)	(25,076,675)

Adjusted EBITDA	15,194,660	3,078,310	18,272,970
Adjustments to EBITDA (*)			1,264,428
Depreciation, depletion and amortization			(7,321,110)
Financial result			5,780,928
Net income (loss) before taxes			17,997,216

	12/31/2022
	Pulp	Paper	Total
Net sales	41,384,322	8,446,624	49,830,946
Domestic market (Brazil)	2,665,746	5,858,892	8,524,638
Foreign market	38,718,576	2,587,732	41,306,308
Asia	18,294,046	4,059	18,298,105
Europe	12,768,321	325,503	13,093,824
North America	7,055,625	608,734	7,664,359
South America and Central	592,360	1,641,277	2,233,637
Africa	8,224	8,159	16,383
Cost of sales	(19,958,000)	(4,863,288)	(24,821,288)

Adjusted EBITDA	25,098,535	3,096,367	28,194,902
Adjustments to EBITDA (*)			1,435,769
Depreciation, depletion and amortization			(7,407,890)
Financial result			6,432,800
Net income (loss) before taxes			28,655,581

	12/31/2024	12/31/2023	12/31/2022
(*) Adjustments to EBITDA
Fair Value Update - Biological Asset	1,431,532	1,989,831	1,199,759
Income from disposal and write-off of property, plant and equipment and biological assets	(169,284)	(232,143)	19,436
Accruals for losses on ICMS credits	(130,726)	(348,628)	(58,003)
Others (1)	(65,635)	(144,632)	274,577
	1,065,887	1,264,428	1,435,769
(1) It includes items with specific, non-cash and exceptional adjustments, such as: i) COVID-19 - Expenses related to social actions to combat the virus, ii) write-off of wood inventory, iii) tax credits - exclusion of ICMS from the PIS and COFINS calculation basis, iv) donations for catastrophes and pandemics, v) equity equivalence, vi) extension of the PCHM grant, vii) extinction of the packaging business line, viii) fines and cancellation of contracts, ix) expenses with the acquisition of assets and business combinations, and x) effective loss of the development contract advance program.

91

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

28.3 Net sales by product

	12/31/2024	12/31/2023	12/31/2022
Products
Market pulp (1)	37,593,462	30,677,265	41,384,322
Printing and writing paper (2)	8,478,489	7,567,320	6,912,984
Paperboard	1,270,872	1,417,075	1,421,338
Other	60,459	93,915	112,302
	47,403,282	39,755,575	49,830,946
(1)Net sales of fluff pulp represent 0.7% of total net sales, and therefore were included in market pulp net sales. (0.8% as at December 31, 2023).
(2)Net sales of tissue represent 5.8% of total net sales, and therefore were included in printing and writing paper net sales. (5.1% as at December 31, 2023).
With regard to the foreign market revenues of the pulp operating segment, China and the USA are the main countries in terms of net revenue, 36.92% and 16.08%, respectively, for the year ended December 31, 2024 (China and the USA represented 41.36% and 15.32%, respectively, on December 31, 2023).
With regard to the foreign market revenues of the paper operating segment, Argentina and USA, are the main countries in terms of net revenue, 10.96% and 22.50%, respectively, for the year ended December 31, 2024 (Argentina and USA represented 23.68% and 19.49% respectively, on December 31, 2023).
There is no other individual foreign country that represents more than 10% of net revenue in the foreign market for the years ended December 31, 2024 and December 31, 2023.
28.4 Goodwill based on expected future profitability
The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	12/31/2024	12/31/2023
Pulp	7,897,051	7,897,051
Paper	290,191	290,191
	8,187,242	8,187,242

92

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

29 INCOME (EXPENSES) BY NATURE

	12/31/2024	12/31/2023	12/31/2022
Cost of sales
Personnel expenses	(1,741,347)	(1,450,428)	(1,467,896)
Costs of raw materials, materials and services	(11,468,545)	(10,981,883)	(11,463,862)
Logistics cost	(5,186,872)	(4,341,369)	(4,795,161)
Depreciation, depletion and amortization	(8,135,016)	(6,718,474)	(6,406,610)
Other (1)	(869,747)	(1,584,521)	(687,759)
	(27,401,527)	(25,076,675)	(24,821,288)
Selling expenses
Personnel expenses	(330,178)	(281,673)	(244,681)
Services	(247,585)	(173,494)	(146,184)
Logistics cost	(1,288,670)	(1,067,031)	(1,065,416)
Depreciation and amortization	(955,201)	(952,033)	(951,626)
Other (2)	(116,913)	(122,146)	(75,287)
	(2,938,547)	(2,596,377)	(2,483,194)
General and administrative expenses
Personnel expenses	(1,661,843)	(1,172,538)	(1,039,733)
Services	(503,086)	(406,001)	(378,986)
Depreciation and amortization	(143,600)	(118,771)	(101,764)
Other (3)	(311,315)	(225,918)	(189,284)
	(2,619,844)	(1,923,228)	(1,709,767)
Other operating (expenses) income, net
Rents and leases	2,188	3,971	2164
Results from sales of other products, net	77,817	79,046	58,880
Results from sales and disposals of property, plant and equipment, intangible and biological assets, net	(163,033)	(331,285)	(509)
Result on fair value adjustment of biological assets	1,431,530	1,989,831	1,199,759
Depletion, amortization and other PPA realizations (4)	9,822	468,168	52,110
Tax credits - gains in tax lawsuits (exclusion of ICMS from the PIS/COFINS calculation basis)			(1,324)
Provision for judicial liabilities	(148,952)	(167,563)	(156,243)
Other operating income (expenses), net	52,201	34,204	(33,121)
	1,261,573	2,076,372	1,121,716
(1)Includes R$587,345 related to maintenance downtime, costing (R$650,592 as at December 31, 2023).
(2)Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.
(3)Includes, substantially, corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.
(4)Refers, substantially, to the write-off of contingent liabilities assumed in Fibria's PPA as disclosed in note 20.1.
30 INSURANCE COVERAGE
The Company has insurance coverage for operational risks, with a maximum coverage of US$1,000,000 corresponding to R$6,192,300. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$20,000 corresponding to R$123,846 as of December 31, 2024.
The Company's Management considers these amounts adequate to cover any potential liabilities, risks and damage to its assets, and any loss of profits. The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses arising from forest fires.

93

Suzano S.A.
Explanatory notes to the consolidated financial statements
Years ended December 31, 2024 and 2023

The Company has a domestic transportation insurance policy with a maximum coverage of R$60,000 and international policy in the amount of US$75,000 corresponding to R$464,423, effective through November 2025, and renewable for an additional 18 months.
In addition, it has insurance coverage for civil responsibility of Directors and Executives (“D&O”).

94